Comisión Nacional de Valores
República de Panamá

ACUERDO No.18-00
(de 19 de mayo del 2000)
ANEXO No.1

FORMULARIO IN-A
INFORME DE ACTUALIZACION ANUAL
AL TÉRMINO DEL AÑO 2003

CERVECERIA NACIONAL S.A.

PRIMERA PARTE

I. INFORMACION DE LA COMPAÑIA

A. HISTORIA Y DESARROYO DE LA SOLICITANTE

1. La razón social y el nombre comercial de la empresa es CERVECERÍA NACIONAL, S.A.
2. La empresa está constituida conforme a las leyes de la República de Panamá.
3. CERVECERÍA NACIONAL, S.A., se encuentra inscrita a Tomo 3, Folio 102, Asiento 260 de la sección de Personas (Mercantil) del Registro Público de la República de Panamá desde el día veinticuatro (24) de septiembre de 1914, actualizada a la Ficha: 12769; Rollo: 557; Imagen: 43, de la sección de Micropelícula (Mercantil).
4. El domicilio comercial de la empresa es:

Vía Simón Bolivar y Ricardo J. Alfaro, La Locería, República de Panamá
Apartado Postal 6-1393, El Dorado
Panamá, República de Panamá
Teléfono (507) 279-5800
Fax (507) 279-5862
Correo Electrónico: info@cerveceria-nacional.com

Cervecería Nacional, S. A. y sus subsidiarias se dedican a la fabricación, distribución y venta de cervezas y bebidas gaseosas refrescantes, principalmente para consumo local; además, distribuyen y venden los productos Tampico, La Chiricana, Lusita y Nevada. Entre sus principales proveedores están: Vidrios Panameños, S. A., Compañía Azucarera La Estrella, S. A., Malteurop, Cargil Malt, N.V. Boormalt, Arancia Corn Products, S.A. de C.V., Hopsteiner, Inc., Gusmercellulo, Atlantic Industries y Pepsi-Cola Manufacturing Co. of Uruguay S.R.L.

En noviembre de 2002 Capitales y Tenencias, S. A. vendió 1,616 acciones de la sociedad Envases del Istmo, S. A., compañía relacionada que se dedica principalmente a la manufactura de envases de aluminio para cervezas y bebidas gaseosas. Como resultado de esta operación, Capitales y Tenencias, S. A. posee ahora una participación de un 49% en esta compañía. El estado consolidado de resultados recoge bajo el método de participación la proporción de los resultados de las operaciones de esta empresa que corresponden a Capitales y Tenencias, S. A.

En octubre de 2002, Refrescos Nacionales decidió concentrar la producción de bebidas gaseosas en la capital, cerrando las operaciones que tenía en Majagua, David, Provincia de Chiriquí para este propósito.

Las principales entidades financieras con las que mantiene relaciones CNSA son el Primer Banco del Istmo, S. A., The Bank of Nova Scotia, Lloyds TSB Bank PLC, HSBC Bank PLC, Banco Nationale de París, Paribas y BankBoston.

La deuda total no garantizada ascendía al 31 de diciembre de 2003 a B/.7,200,000 y la deuda total garantizada ascendía a esa misma fecha a BI/.17,499,130

La estructura de capital de la empresa CNSA al 31 de diciembre de 2003 se presenta a continuación:

Inversión de Accionistas		
Capital emitido (sin valor nominal; acciones comunes autorizadas: 40,000,000: emitidas: 16,200,000 y en circulación: 15,359,262 en el 2003 y 2002)	**2003**	2002
	51,787,220	51,672,163
Utilidades retenidas	**60,867,929**	58,075,336
	112,655,149	109,747,499
Acciones en Tesorería: 840,738 en el 2001 y 507,490 en el 2000	**(11,490,489)**	(11,490,489)
Inversión de Accionistas	**B/.101,164,660**	B/.98,257,010

Las sociedades Bavaria, S.A., Compañía de Cervezas Nacionales, C.A. y Latin Development Corporation presentaron una oferta pública de acciones (OPA) para la compra de un mínimo del 51% de las acciones emitidas y en circulación con derecho a voto de Cervecería Nacional S.A. a un precio de BI/.18.50 por acción. Como resultado, dichas empresas adquirieron en conjunto, aproximadamente, el 91.5% de las acciones comunes emitidas y en circulación con derecho a voto que al 31 de diciembre de 2001 sumaban 15,359,262.

B. PACTO SOCIAL Y ESTATUTOS DEL SOLICITANTE

1. No existen en el pacto social ni en los estatutos disposiciones que sean aplicables a contratos o negocios entre CNSA y sus Directores o Dignatarios.
2. No existen disposiciones en el pacto social o en los estatutos que hagan referencia a la capacidad de los Directores, Dignatarios, Ejecutivos o Administradores para votar en favor o encontra de alguna propuesta, arreglo o contrato en el que tengan interés; para votar a favor o en contra de una compensación para sí mismos o que les imponga la obligación de retirarse por motivos de edad.
3. Los Dignatarios son escogidos de entre los miembros de la Junta Directiva.
4. ASAMBLEA GENERAL DE ACCIONISTAS.- La Asamblea General de Accionistas constituye el poder supremo de la sociedad. Las reuniones de la Asamblea General de Accionistas, ya sean ordinarias o extraordinarias, se podrán llevar a cabo en cualquier lugar o país.

   En la reunión ordinaria de la Asamblea General de Accionistas podrá tratarse cualquier asunto que haya sido objeto de la convocatoria o que sea presentado en la Asamblea por cualquier accionista y sea aprobado por el voto favorable de la mitad más una de las acciones emitidas y en circulación presentes.

   Reuniones Ordinarias: Salvo que la Junta Directiva disponga otra cosa, la Asamblea General de Accionistas celebrará una reunión ordinaria todos los años, en la fecha y lugar que determinen los Estatutos o la Junta Directiva.

   Reuniones Extraordinarias: La Junta General de Accionistas celebrará reuniones extraordinarias por convocatoria de la Junta Directiva o el Presidente de la sociedad, cada vez que éstos lo consideren conveniente. Además, la Junta Directiva o el Presidente de la sociedad deberán convocar a la Junta General de Accionistas a una reunión

extraordinaria cuando así lo soliciten por escrito uno o más accionistas que representen por lo menos el diez por ciento (10%) de las acciones emitidas y en circulación.

Quórum y Votación: Para que haya quórum en una Asamblea General de Accionistas se requiere que estén representadas la mitad más una de las acciones emitidas y en circulación. Todas las resoluciones de la Asamblea General de Accionistas, a menos que con respecto a alguna de ellas se especifique lo contrario en este Pacto Social, deberán ser adoptadas por el voto favorable de la mitad más una de las acciones emitidas y en circulación presentes.

Citación Reuniones Ordinarias y Extraordinarias: La convocatoria para las reuniones ordinarias y extraordinarias de la Asamblea General de Accionistas podrá hacerse: a) Mediante su envío por correo o entrega personal a cada accionista registrado con derecho a voto; o b) Mediante su publicación por una sola vez en un diario de amplia circulación en la Ciudad de Panamá con una antelación de ocho (8) días calendario.

La citación se hará a nombre del Presidente, Presidente Ejecutivo o Secretario.

5. No existen limitaciones en cuanto a los derechos para ser propietario de las acciones de CNSA.
6. No existen disposicisiones en el pacto social, estatutos o acuerdos de accionistas que limiten, difieran, restrinjan o prevengan el cambio de control accionario de CNSA o sus subsidiarias, en caso de fusión, adquisición o reestructuración.
7. El pacto social no establece condiciones especiales referentes a modificaciones del capital social.

C. DESCRIPCIÓN DEL NEGOCIO

1. GIRO NORMAL DE NEGOCIOS:

Cervecería Nacional, S.A. y sus subsidiarias se dedican principalmente, a la fabricación, envase y comercialización de cervezas, maltas, refrescos, leche y bebidas gaseosas en diferentes recipientes. Entre sus principales proveedores están: Vidrios Panameños, S.A., Compañía Azucarera la Estrella, S.A., Malteurop, Cargil Malt, N.V., Boormalt, Arancia Corn Products, S.A. de C.V., Hopsteiner, Inc., Gusmercellulo, Atlantic Industries y Pepsi-Cola Manufacturing Co. of Uruguay S.R.L.

Los principales activos fijos de Cervecería Nacional, S.A. lo constituyen:

a) el equipo de procesamiento para la fabricación de cervezas y maltas;
b) los tanques de fermentación y maduración;
c) los filtros y tanques finales;
d) el equipo de laboratorio y las líneas de envase de cerveza en botellas, latas y cilindros;
e) los tanques y el equipo de laboratorio para refrescos;
f) el equipo y los talleres de apoyo;
g) el equipo rodante para la distribución de productos, neveras, talleres de automecánica, de refrigeración, de electricidad y de rótulos, y
h) los edificios y terrenos localizados a lo ancho y largo de la República de Panamá.

La mayoría de las instalaciones arriba enumeradas se encuentran ubicadas en seis y media (6.5) hectáreas de terreno localizadas en la intersección de la Avenida Ricardo J. Alfaro y la Vía Transísmica, en la ciudad de Panamá.

La empresa construyó una nueva y moderna planta de distribución y mercadeo de sus productos en la localidad de Juan Díaz para atender un sector de rápido crecimiento poblacional. Además, la empresa es dueña de varios inmuebles que operan como centro de distribución en el interior del país. Cervecería Nacional lleva a cabo, constantemente, programas de automatización, modernización y ampliación de sus instalaciones lo cual incrementa el nivel de producción y distribución. Al momento, la planta central de Cerveceria Nacional, S.A., posee una capacidad para producir US$1.5 millones de Hectolitros de cerveza al año.

El siguiente cuadro muestra el programa de inversiones de la empresa para el periodo 1996 – 2003.

Cervecería Nacional, S.A.
Proyectos de Inversión
Cantidades en miles de dólares

Año	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**
Inversión	***7,218***	***7,041***	***10,762***	***20,963***	***5,840***	***9,497***	***4,122***	***7,025***

1. Producción y Distribución de Cervezas

La empresa, en lo que a comercialización respecta, se caracteriza por el alto posicionamiento de sus productos y por su liderazgo inequívoco en lo que a participación de mercado de cervezas se refiere. Dicha participación en el mercado total de cervezas en la República de Panamá, aumentó de 75.9% en el 2002 a 79.2% en el 2003, incluyendo la comercialización de cervezas importadas. En los últimos dos años la Cervecería Nacional, S.A. ha ganado 7.7 puntos porcentuales de participación, siendo Atlas, la marca líder en el mercado panameño, con más de un 62% de participación.

Al crecimiento del mercado de cervezas del año 2002 de 5.5% le siguió un crecimiento en el 2003 de 11%, lo que significa que la estrategia planteada por el Grupo Cervecería Nacional desde principios del 2002 es acertada. Nuestro crecimiento en hectolitros de cervezas, tanto nacionales como importadas, fue de 13.6% con relación al año anterior. Con estos resultados, el consumo de cerveza en Panamá contiua recuperandose, pasando de 45.7 litros en el 2002 a 49.3 litros en el 2003.

La razón principal de este crecimiento fue la implementación y ejecución de estrategias de ventas, promociones y mercadeo para reactivar el consumo. Otras variables que hicieron parte del trabajo del equipo de ventas fueron el incremento de las ocasiones de consumo y fortalecimiento de las existentes, reforzamiento de nuestra posición en el puento de venta y de imagen de marca, administración de la política de precios en toda la estructura de ventas. Adicional, una mejor planificación de la demanda que garantiza al detallista tener el producto siempre en el momento oportuno.

La marca de mayor crecimiento durante el año 2003 fue Atlas, la cual aumentó su participación a algo más del 62% de todas las cervezas producidas en Panamá. Esto apoyada con políticas de precios y promociones que atendieron las necesidades de los consumidores de todas las edades y estratos sociales.

La marca Balboa también mostró un crecimiento en la participación. Esta estuvo apoyada en una nueva campaña publicitaria dirigida al joven adulto, teniendo muy buena aceptación por el grupo objetivo. La marca Balboa Ice también mantuvo su participación en el segmento adulto joven de clase media y alta. Los consumidores de esta marca demostraron una gran fidelidad de compra, ya que las inversiones que se hicieron durante el año fueron limitadas. Por su parte la cerveza GOLDBEST cuyo lanzamiento se efectuó en el mes de abril, alcanzó al fin del año una participación del mercado de cervezas nacionales de 3.5%.

Es importante mencionar que a finales de 1995, la empresa llegó a un acuerdo de gran importancia estratégica con Anheuser - Busch y se convirtió en el distribuidor exclusivo para la República de Panamá de sus líneas de cervezas liderizadas por BUDWEISER y BUD ICE. De igual forma, en octubre de 1996 se firma un acuerdo con la Cervecería Modelo, S.A. de C.V. de México para distribuir en forma exclusiva la reconocida cerveza CORONA EXTRA

Cervecería Nacional, S.A. muestra un gran optimismo ya que la baja en aranceles no parece inquietar la industria cervecera nacional.

Los distintos tipos de envases que presentan las cervezas que distribuye Cervecería Nacional, S.A. son: botella, lata y Kegs.

2. *Producción y Distribución de Bebidas Gaseosas*

La división de bebidas gaseosas inició con la producción y distribución de diversas marcas de gaseosas de la línea Canada Dry, como lo son: Spur Cola, Hi Spot, Tuti, Manzana, Piña, Naranja, Club Soda, Ginger Ale, Quinac, Club Soda, entre otras. No fue hasta 1995 cuando la empresa adquiere acciones de la empresa Cía. Panamericana de Orange Crush S.A. (Pepsi), ocurriendo así la fusión de estas empresas. Fue así como creció la participación de mercado con la producción y distribución de líneas de productos, como son: Pepsicola, Seagram´s, Orange Crush, Squirt, Seven-Up, Soda Mil, entre otras.

Hoy en día se cuenta con las siguientes marcas: PEPSI, SEVEN UP, MIRINDA, ORANGE CRUSH, SQUIRT, CANADA DRY Y MOUNTAIN DEW.

Para el año 2003, uno de los objetivos trazados para esta división fue la racionalización del portafolio de productos. Como resultado de esto, se eliminó la distribución de la marca Libby's, se dejó de producir algunos empaques de quesos de baja rentabilidad y se descontinuó la producción de la marca de leche "Nacional". No obstante, se reforzó el mercadeo de nuestra marca propia de bebidas LUSITA y se extendió al mercado nacional la distribución de la marca de leche "La Chiricana" y la marca de bebidas Lusita.

Por el lado de las bebidas gaseosas, tuvimos tres lanzamientos de productos nuevos con gran éxito. En enero, lanzamos PEPSI TWIST, la clásica bebida, ahora con sabor de limón incorporado. En junio, salió al mercado MOUNTAIN DEW, gaseosa de sabor cítrico y contenido de cafeína, que ha sido la marca de mayor crecimiento en el mercado norteamericano. Finalmente, en el mes de noviembre, se lanzó la PEPSI BLUE, producto de edición limitada sólo para las fiestas de Navidad y Año Nuevo.

Con relación al mercado de gaseosas la empresa continúa ejecutando con éxito su plan denominado "Blue Door", el cual consiste en la colocación de neveras de doble puerta, con sus respectivos patrones de exhibición en los clientes tipo "A". Esta acción es parte de una estrategia que tiene como objetivo, seguir consolidando la posición e imagen de sus productos y de la empresa en toda la Industria de Bebidas del país, además de seguir brindando el mejor servicio a nuestros clientes.

Igualmente, se ha continuado con la ejecución de la degustación de los productos Mountain Dew y también de Malta Vigor a través de Giras Refrescantes por todo el país, participando en diferentes actividades, en escuelas, deportes, etc. Todo ello, con el objetivo de cimentar la posición de las marcas de la empresa.

Se ha realizado una serie de implementaciones en la ejecución de la degustación de los productos, se ha colocado material impreso en los diferentes locales comerciales, igualmente se le ha dado mantenimiento en la televisión con otra versión, etc., todo ello como parte de la estrategia de lanzamiento y mantenimiento de imagen.

En el mes de noviembre se lanzó el producto PEPSI BLUE, (edición limitada) para la temporada de diciembre, ofreciendo una alternativa novedosa para los niños y jóvenes en especial de manera que cuenten con otra opción distinta a la tradicional Pepsi de color oscuro. Para promover este producto se lanzó una campaña agresiva de navidad en los medios televisivos y radiales, también se degustó el producto en diferentes entornos para que el consumidor se atreviera a conocerlo.

La División Bebidas mantuvo un alto nivel de actividad en el mercado con el interés de aportar crecimiento y crear valor al Grupo. Se trabajó con una estrategia muy bien planteada con excelentes planes de ejecución que tuvieron el propósito de lograr el crecimiento en las diferentes categorías en donde competimos y ampliar la cobertura.

3. *Producción y Distribución de Productos Lácteos*

El segmento de productos lácteos inicia en 1994 con la distribución de leche tetrapack y el nuevo producto de leche Nevada. En 1997 se fusionan U.H.T. S.A. con Refrescos Nacionales, S.A. En 1999 se lanzan al mercado dos (2) nuevos productos los cuales pertenecen a mercados diferentes: la leche "Nevada" evaporada y leche en polvo "Milex".

El mercado de leche evaporada nacional era casi un monopolio. Por lo tanto, la venta inicial de este nuevo producto no fue muy fácil, sin embargo, con el tiempo el consumidor empieza a reconocer las ventajas de esta nueva leche evaporada, como son el abridor fácil e instantáneo y el grado de esta leche. El producto competidor, Leche Ideal, es un producto de Grado C, mientras que la leche evaporada Nevada es leche Grado A. La leche Milex fué todo un éxito en el mercado, llegando a captar alrededor del 25% del mercado de leche en polvo. No obstante, durante el año 2003 las ventas de este producto se vieron afectadas por un aumento en los arenceles de importación de 5% a 65%, aumento que ocasionó un aumento en el precio de venta, y por supuesto una contracción de la demanda de este producto.

La leche NEVADA ha demostrado su fidelidad de marca y su liderazgo en la categoría de Larga Vida. Se participó en diversas actividades con las cadenas de Supermercados ya que este mercado se tornó más competitivo con la entrada de otros competidores con empaques de Larga Vida.

En el año 2001, Refrescos Nacionales, S.A. adquiere una empresa local llamada Lecherías Unidas, S. A. la cual mantenía aproximadamente el 8% del mercado lácteo a nivel nacional operando en la provincia de Chiriquí.

Para la leche La Chiricana anteriormente propiedad de la empresa Lecherías unidas, S.A. se realizaron cambios del empaque de "pure pack" a "larga vida square", y se convirtió toda la venta a grado "A" ofreciéndole al consumidor un producto de la más alta calidad y se logro aumentar el precio de venta por litro. Como parte de la estrategia se inició la distribución de este producto en las cadenas de supermercado a escala nacional.

Durante el año 2003, las ventas de este producto que se lanzó a nivel nacional a partir del mes de febrero crecieron un 66.1% con relación al año anterior B/.1.6 millones. El crecimiento del volumen de ventas fue de 70.5% que equivalen a 25,459 hectolitros.

4. *Producción y Distribución de Bebidas (Jugos)*

El segmento de jugos está compuesto por los productos, Tampico, el cual se lanzó al mercado en septiembre de 1997 y el cual ha tenido una excelente acogida en el mercado nacional y la marca "Lusita" anteriormente propiedad de la empresa Lecherías Unidas, S.A.

Durante el año 2003 la División de Bebidas mantuvo un alto nivel de actividad en el mercado con el interés de aportar crecimiento y crear valor al Grupo. Existe una estrategia muy bien planteada con excelentes planes de ejecución que tienen el propósito de lograr el crecimiento en las diferentes categorías en donde competimos.

5. *Re-exportaciones*

Refrescos Nacionales, S.A. inició desde hace varios años atrás una política de exportaciones de ciertas líneas de gaseosas a Centroamérica. Adicionalmente la empresa importa un producto llamado Milex, cuyo origen es de Dinamarca.

2. DESCRIPCIÓN DE LA INDUSTRIA:

La Industria Cervecera en la República de Panamá

La industria cervecera panameña nace en 1909 con la creación de Panama Brewing and Refrigerating Company. Desde su fundación, hasta 1939, la empresa competía con dos (2) cervecerías locales que fueron adquiridas posteriormente. En 1957, algunos miembros de la Junta Directiva de la empresa deciden establecer una nueva cervecería denominada Cervecería del Barú, S.A.

Desde la fecha antes mencionada, ambas empresas han competido intensamente, a pesar del oligopolio existente en el mercado panameño. Dicha situación beneficia al consumidor panameño al tener ambas cervecerías que fabricar, constantemente, productos de alta calidad, a un menor costo y venderlos a los niveles de precios más bajos posibles.

La industria de cervezas en Panamá, es altamente competitiva y con un mercado bastante maduro. El consumo per cápita de cervezas es de 49.3 litros por año, el más alto de América Central e inclusive uno de los consumos más altos de Latinoamérica.

La principal barrera de entrada es el alto posicionamiento de las marcas nacionales y el hecho de que la cerveza sea un producto más bien regionalista. Las cervezas importadas tienen un arancel sostenible, sin embargo, la preferencia de los consumidores se orienta hacia el producto nacional.

Otra barrera de entrada es la distribución, ya que la industria de la cerveza depende en gran medida de la capacidad de abastecer adecuadamente el mercado y tener presencia a nivel nacional, lo cual representa un alto costo si se desea comenzar desde cero.

Además, es muy costoso entrar con una planta productora en Panamá, ya que el mercado es pequeño y maduro, sin oportunidades exponenciales de crecimiento.

Las barreras de salida, son el alto nivel tecnológico que hay, y la fuerte inversión que debe realizarse para competir en el mercado desde la etapa productora.

El uso del capital es intenso, por el alto nivel de inversiones en tecnología y procesos que involucra, y no tan intenso en mano de obra, ya que muchos procesos son automatizados. La fuerza de ventas es muy intensa y la cadena de distribución también lo es.

El segmento de bebidas gaseosas, tiene un alto potencial de crecimiento, así como los mercados de lácteos, bebidas y jugos también. La competencia de las colas es intensa, y busca ganar participación de mercado.

Un estudio del mercado local, realizado por la empresa, estableció el perfil del consumidor de cervezas panameño: (i) el setenta por ciento (70%) del consumo se concentra en las edades entre los diecisiete (17) y los treinta y cinco (35) años, (ii) el tomador fuerte de cerveza bebe como promedio once (11) cervezas por servida, (iii) el tomador de cerveza regular alrededor de ocho (8) cervezas por servida, y (iv) el tomador ocasional cinco (5) cervezas por servida. Cabe aclarar, que debido a las altas temperaturas en Panamá, las cervezas contienen un bajo grado de alcohol que oscila entre 2.6% y 3.6% por volumen.

La malta, la azúcar refinada, el arroz, la semola de maíz, el lúpulo, el agua y los estabilizadores son la materia prima necesaria para la elaboración de las cervezas. La levadura, que debe ser utilizada en el proceso de fermentación, juega un papel importante. La malta y el lúpulo son adquiridos, fácilmente, en el mercado internacional. La mayoría de los ingredientes utilizados por las cervecerías panameñas provienen de Francia, Dinamarca, Alemania y Estados Unidos. Los principales proveedores de la materia prima son: Malteries Soufflet proveedor de Maltas, Bavaria Maltings proveedor de Maltas, Arancia Corn Products, S.A. de C.V. proveedor de Almidón de Maíz y Hopteiner, Inc. proveedor de lúpulo.

Cervecería Nacional participó activamente en las negociaciones bilaterales entre Panamá y los Estados Unidos para la adhesión de Panamá a la Organización Mundial de Comercio. Ambos países llegaron a un acuerdo satisfactorio sobre el tratamiento arancelario que se le dará a la importación de cerveza. La ley que elimina el impuesto de producción y que crea el impuesto selectivo a la cerveza de producción nacional o importada acarrea otros beneficios importantes para la industria cervecera nacional. Dicha ley entró en vigencia el 15 de julio de 1997.

Competencia

La competencia local de Cervecería Nacional, S.A. es la sociedad denominada Cervecerías Barú-Panamá, S.A que cuenta con el 20.8% del mercado de las cervezas nacionales. Nuestra empresa tenía a diciembre de 2003, el 79.2% de este mercado. Ambas cervecerías compiten a través de los medios publicitarios tradicionales promocionando la calidad de sus productos.

Además, las importaciones de cervezas representan menos del 4% del mercado total, y Cervecería Nacional, participa en este mercado, con las marcas Busch, Budweiser, Bud-Ice y Corona.

En el segmento de bebidas gaseosas, el principal competidor es Coca Cola de Panamá, Cía. Embotelladora. Nuestra participación en este segmento se calcula en 34%. Nuestra marca, Pepsi ha ido ganando participación en los últimos años, y las estrategias comerciales han abonado mucho en este sentido.

En cuanto a los lácteos, nuestra marca Nevada, de alto valor percibido, como una leche de una alta calidad, así como otras marcas como La Chiricana y Milex, que es leche en polvo importada, nos permiten tener una participación en este segmento ligeramente superior al 20%. Nuestra principal competencia es Industrias Lácteas, con su marca "Estrella Azul", la cual es líder en este mercado seguida de Productos Lácteos San Antonio con la marca Superior, Sociedad de Alimentos de Primera, S.A. con la marca Bonlac y Nestlé Panamá, S.A.

Es importante, para el inversionista, conocer aspectos relevantes sobre el negocio cervecero al momento de analizar a la empresa. En esta sección comentaremos, únicamente, sobre el negocio principal de la empresa.

Participacion de mercado 2003


70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Atlas
Soberana
Balboa
Panama
GoldBest
Balboa Ice

Indicadores Financieros-Operativos	Cervecería Nacional, S.A. (Al 31 de dic. 2003)	Cervecería Barú-Panamá (Al 30 de jun. 2002)
Rendimiento sobre patrimonio	10.2%	-13.34%
Rendimiento sobre activos totales	6.8%	-8.66%
Rendimiento sobre ingresos totales (Utilidad neta/Ingresos totales)	7.2%	-14.73%
Utilidad neta sobre ventas	7.1%	-15.05%
Ventas Totales *(Miles de US$)*	US$144,289	US$30,827
Participación de mercado	79.2%	28.40%


Participación de mercado
a Diciembre del 2003
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
20.80%
CNSA
BPSA

CNSA-Cervecería Nacional, S.A.
BPSA-Cervecería Barú-Panamá, S.A.
Fuente: Perfil Empresarial, publicado por la Bolsa de Valores de Panamá, S.A.

En opinión de la administración, algunas de las principales fortalezas que presenta la empresa Cervecería Nacional, S.A. al compararse con Cervecería Barú-Panamá, S.A. son: (i) su mayor capacidad de innovación, (ii) sistema de distribución con mayor cobertura, capacidad y eficiencia, (iii) mayor capacidad de producción, (iv) cartera de productos con las principales marcas nacionales e internacionales, (v) ventas de producto líder del mercado, (vi) liderazgo profesional, enfocado a las necesidades y cambios del mercado y (vii) manejo e interpretación exitosa de la información.

El Proceso de Fabricación de Cervecería Nacional, S.A.

Con el fin de ilustrar al posible inversionista, abajo encontrará algunas etapas del proceso de fabricación de la cervezas en la empresa:

Molino y Macerador

En esta etapa, la malta se pasa a través de una cernidora y despedradora para separar los granos que luego se muelen. La malta proviene de la cebada, un grano que a través de un complejo proceso controlado de germinación se convierte en cebada malteada.

Macerador y Cocedor de Adjuntos

La malta molida se introduce en unas cubas de acero inoxidable y se mezcla con agua, en constante agitación y en temperaturas entre 45 y 76 grados centígrados. Luego comienzan las transformaciones enzimáticas. Las proteínas son convertidas en aminoácido y el almidón en azúcares fermentables. Una parte de las azúcares fermentables provenien de adjuntos como maíz. En el proceso de maceración se extraen las vitaminas y minerales provenientes de la malta.

Cuba Filtro y Paila de Ebullición

La cuba filtro, usualmente llamada Lauter, es un recipiente de gran capacidad con un piso falso ranurado que actúa como filtro, permitiendo la separación del líquido denominado mosto de la fracción insoluble de la mezcla conocida como afrecho. El afrecho es rico en proteínas, fibras y tiene aplicación industrial cómo valioso alimento para el ganado de leche.

El mosto obtenido es transferido a una paila donde es hervido con lúpulo durante 80 minutos. La cocción del mosto tiene las siguientes finalidades: (1) extraer sustancias aromáticas y amargas típicas del lúpulo; (2) inactivar las enzimas de la malta; (3) evaporar una parte del agua para obtener la concentración requerida y (4) estelirizar el mosto.

Tanque Remolino y Enfriador de Mosto

El mosto caliente es enviado a un tanque que a través de fuerzas centrífugas separa del líquido los sedimentos y partículas insolubles todavía presentes. El mosto sin impurezas pasa por un enfriador, que reduce la temperatura del líquido rápidamente, para que pueda pasar a la próxima etapa: la fermentación.

Fermentación

Luego de ser enfriado, se le inyecta aire al mosto y luego se le agrega levadura para iniciar el proceso de fermentación. Este se lleva a cabo en tanques cilíndricos cónicos de acero inoxidable con capacidad de hasta 500,000 litros cada uno. En la fermentación, cuya duración es de 7 a 10 días, la levadura convierte los azúcares del mosto en alcohol etílico, CO_2 y en compuestos aromáticos adicionales proporcionándole el carácter típico de la cerveza.

Maduración

Posterior a la fermentación comienza la maduración de lo que se conoce como cerveza joven. Esta se realiza a una temperatura de 0 grados centígrados durante dos semanas aproximadamente. En la maduración se precipitan sustancias insolubles y se sedimenta la levadura aún en suspensión las cuales se extraen de la mezcla. En esta fase de envejecimiento, la cerveza adquiere su sabor y aroma caraterístico.

Filtro

Con el propósito de eliminar las sustancias insolubles y levaduras que pudieran quedar después de la maduración y darle el brillo y claridad exigido por el consumidor, la cerveza es pasada por un filtro al cual se le adiciona material filtrante, que le permite obtener su estabilidad física, química y biológica. Durante esta fase, se le agrega el volumen necesario de gas carbónico, producido y recuperado durante la fermentación. El gas carbónico da frescura a la cerveza, la hace apetecible y promueve la formación de espuma.

Envasado

Cervecería Nacional, S.A. cuenta en su sala de envase con 2 líneas para el llenado de cerveza y malta en botellas de vidrio con velocidades de 900 y 1500 bpm, una línea para el llenado de refrescos en botella de vidrio con velocidad de 900 bpm, una línea para el llenado de latas de aluminio con capacidad de 1,000 latas por minuto, una línea para el envasado de refrescos en botellas plásticas pet con velocidad de 180 botellas por minuto y una línea para llenado de cerveza en cilindros (conocidos como kegs) de 65 cilindros por hora.

Los equipos de las líneas de envasado son controlados por computadoras utilizando la más alta y sofisticada tecnología. Entre los equipos más modernos están los inspectores de las botellas vacías que seràn llenadas, los que cuentan con un sistema de cámaras muy avanzado que permite examinar las botellas por dentro y por afuera, garantizando una alta seguridad higiénica de todos los productos que fabrica, envasa y distribuye.

La Industria de Bebidas Gaseosas en Panamá

La producción de bebidas gaseosas en Panamá se ha visto incrementada en un 5.5% anual de 1995 a 2003. A diciembre de 2003, la producción de gaseosas era de 166 millones de litros.

PRODUCCION

Años	Miles de Litros
1995	114,004
1996	115,479
1997	131,735
1998	140,038
1999	139,443
2000	146,177
2001	146,046
2002	166,618
2003	166,666

* Fuente: Contraloría General de la República

PRODUCCIÓN ANUAL DE GASEOSAS


180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
1996 1997 1998 1999 2000 2001 2002 2003
Mercado 115,479 131,735 140,038 139,443 146,177 146,046 166,618 166,666

* Fuente: Contraloría General de la República

Actualmente la producción nacional representa aproximadamente un 98.3% del total de bebidas gaseosas. La importación es muy pequeña 1.7% y las exportaciones representan aproximadamente 0.1%.

Para el año 2003 la participación del mercado de Cervecería Nacional, S.A. en la industria de bebidas gaseosas a través de su subsidiaria RNSA era de aproximadamente 34% mientras que la competencia contaba con el 66% de la participación.

En el 2002 la industria de bebidas gaseosas creció un 13.9%, según datos estadísticos de la Contraloría General de la República, mientras que para el año 2003 el crecimiento fue de apenas un .02%.

Mes	2001							2002						
	Mercado		Producción nacional		Importaciones		Exporta-ciones (miles de litros)	Mercado		Producción nacional		Importaciones		Exporta-ciones (miles de litros)
	Miles de litros	%	Miles de litros	%	Miles de litros	%		Miles de litros	%	Miles de litros	%	Miles de litros	%	
TOTAL.....	146,269	100.0	144,991	98.8	1,711	1.2	433	166,618	100.0	163,950	98.3	2,911	1.7	243

* Fuente: Contraloría General de la República

La industria de la bebida gaseosa, en la actualidad, cuenta con dos productores, ambos operan con franquicias y forman parte de otras industrias dedicadas a la elaboración de cerveza de malta. Uno es la Coca Cola de Panamá S.A. y su marca más representativa es la Coca Cola. Otras de sus marcas son: Fanta, Sprite, Diet Coke, Fresca, Kist y Polar. El otro productor pertenece a la Cervecería Nacional S.A., con las marcas Pepsi, Orange Crush, Squirt, 7up, Mirinda, Canada Dry Ginger Ale, Canada Dry Tutti, Canada Dry Quinac, Club Soda y la recientemente lanzada Mountain Dew.

Por las prácticas comerciales, es un mercado competitivo, con plena libertad de acceso a cualesquiera nuevos productores o productos importados, que son gravados únicamente con un arancel de importación de 15%. A pesar de ello, las cantidades importadas representan menos del 0.5% del mercado doméstico, que se estimó en 166,666 millones de litros para el año 2003, creciendo solamente un .01% con respecto al 2002. La cifra incluye la cantidad ofrecida en botellas de 0.285 ml, 0.5, 1, 1.5 y 2 litros, latas de 0.355 ml, post-mix y pre-mix de 18.927 ml.

Poca es la producción nacional que se exporta y estas actividades suelen circunscribirse a ventas a naves que transitan por el Canal de Panamá o a aeronaves que llegan y parten del Aeropuerto Internacional de Tocumen. Durante el año 2002 se exportó el 0.1% de la cantidad de bebidas gaseosas producidas en el país, un 56% menos que el año 2001.

Ambas empresas, mantienen centros de distribución en todo el país.

Las importaciones involucran a una o más de las principales cadenas de supermercados del país. Para el año 2003 los principales importadores fueron Importadora Ricamar, S. A, de la cadena Super 99, Inmobiliaria Don Antonio y Media Items.

El comportamiento de los distintos agentes económicos en el mercado está relacionado con la vigencia del Acuerdo sobre los Aspectos de los Derechos de Propiedad Intelectual relacionados con el Comercio de la Organización Mundial de Comercio, de la que nuestro país forma parte. También, con la Ley 29 de febrero de 1996, por la cual se dictan normas sobre la defensa de la competencia y se adoptan otras medidas que establece las responsabilidades de los importadores con los consumidores. Anteriormente, también el mercado doméstico estuvo destinado a la producción nacional en virtud del régimen arancelario que gravaba fuertemente las bebidas gaseosas por su contenido de azúcar.

La bebida gaseosa, aún cuando no es un producto estacional, suele producirse con mayor intensidad en el mes de diciembre y entre enero y abril, por las fiestas de fin de año y a la estación seca que incrementan la cantidad demandada por la serie de eventos que tienen lugar en esta época del año.

Los precios en el mercado los fija el comerciante, según las condiciones o la ocasión. Los productores o las industrias manufactureras no pueden vender al por menor, sólo al por mayor, también en función de las circunstancias.

Los principales insumos de las bebidas gaseosas son: jarabe, azúcar y agua, estos dos últimos provistos por productores locales y el importado mediante el pago de un arancel de importación de 1% del valor de la importación.

Está previsto el libre comercio del concentrado para la elaboración de bebidas gaseosas a partir del 1 de enero de 2002, pero el impuesto selectivo al consumo, equivalente al 5%, continuará vigente tanto para el producto final como para el jarabe o sirope, de sabor natural o artificial, para bebidas gaseosas, del tipo utilizado en las máquinas expendedoras de mezcla posterior ("post-mix"), para producir bebidas gaseosas en refresquerías, restaurantes, cines, escuelas y otros lugares de expendio público, y para la fabricación industrial de bebidas gaseosas.

La industria láctea en Panamá

El mercado de leche, el cual comprende: leche pasteurizada, leche natural utilizada para la elaboración de productos derivados y leche evaporada, condensada y en polvo, fue de 152,219 toneladas métricas en 2002. Esta cifra representó un crecimiento del mercado equivalente a 8.5% con relación al año 2001.

En 1998 la industria láctea en Panamá registró las más altas tasas de crecimiento económico de la presente década, estimada en 11.4%, atribuida a la mayor cantidad de leche, tanto producida en el país como importada. Para el año anterior (1997) el crecimiento económico se estimó en 2%, a pesar de las condiciones adversas causadas por el fenómeno de la Corriente de El Niño, las cuales redujeron la cantidad de leche producida en Panamá.

Para 2003 la participación del mercado de Cervecería Nacional, S.A. en la industria láctea nacional, a través de su subsidiaria Refrescos Nacionales, S.A., considerando únicamente la producción y distribución de leche fluida era de aproximadamente 25.5%.

PRODUCTO INTERNO BRUTO DE LOS ESTABLECIMIENTOS INDUSTRIALES DEDICADOS A LA ELABORACIÓN DE PRODUCTOS LÁCTEOS. AÑOS 1995 A 1998.

Año	Producto Interno Bruto	
	Millones de balboas de 1982	Variación porcentual
1995	19.6	3.7
1996	19.7	0.5
1997	20.1	2.0
1998	22.4	11.4

Fuente: Contraloría General de la República de Panamá.

Cuadro No. 15: **MERCADO, PRODUCCIÓN NACIONAL, IMPORTACIÓN Y EXPORTACIÓN DE LECHE.**

Mes	2001							2002						
	Mercado		Producción nacional		Importaciones		Exporta-ciones (toneladas métricas)	Mercado		Producción nacional		Importaciones		Exporta-ciones (toneladas métricas)
	Toneladas métricas	%	Toneladas métricas	%	Toneladas métricas	%		Toneladas métricas	%	Toneladas métricas	%	Tonelad as métricas	%	
Total......	140,198	100.0	140,378	95.6	6,238	4.4	6,418	152,219	100.0	152,258	95.0	7,659	5.0	7,698

Fuente: Contraloría General de la República de Panamá.

Los cambios que han operado en la industria láctea de Panamá han sido en términos cualitativos: introducir nuevas variedades de productos como la leche descremada o con sabores de frutas, bebidas a base de leche y mejorar la calidad de la leche procesada para garantizar no sólo un mejor producto, sino la posibilidad de preservarlos en óptimas

condiciones por un mayor tiempo. Los esfuerzos se han orientado a mejorar las condiciones de producción de las lecherías.

En el año 2002 las exportaciones de leche sobrepasaron las 7,000 toneladas métricas y llegaron a representar el 5% de la producción nacional. Las exportaciones aumentaron en un 20% versus el año 2001. El incremento se dio más en las leches natural utilizada en la elaboración de productos derivados. La producción de leche pasteurizada decreció en un 6.1%, la producción de leche natural para la elaboración de productos derivados creció en 22.4%, finalmente la producción de leche evaporada, condensada y en polvo aumentó en un 12.8%.

La leche pasteurizada es el segundo producto más importante, tanto en términos de cantidad de producto que se maneja como en el valor de las operaciones. También, es la más relevante en la economía rural y en el valor agregado. Un total de ocho establecimientos industriales que compran a la semana más de 1.6 millones de litros de leche, están en este mercado y su producción, en tres de éstos, se combina con la de helados de leche, yogurt y queso. Estas industrias, considerando los estándares de Panamá, son de tamaño medio o grande. La producción artesanal y de pequeñas empresas se reduce a la producción de quesos y, en menor medida, a helados que se venden en ferias y actividades comunitarias.

La producción de leche grado "A", aquella que está en más óptimas condiciones para el consumo humano, involucra a un mayor número de granjas todos los años. La producción de esta calidad de leche representaba el 23.7% del total de leche recibida por los procesadores en 1998; en 1999, el 28.2%. La proporción de leche industrial, grado "C", por consiguiente, aún cuando sigue siendo una cantidad apreciable, está disminuyendo: Del año 1998 de 61.5% a 59.3% en 1999 y de 56.8% en el año 2000 en sólo tres años, como respuesta a los programas que lleva a cabo el Ministerio de Desarrollo Agropecuario, con el financiamiento otorgado por el Banco Interamericano de Desarrollo, para ir mejorando la calidad de la leche, la productividad de las lecherías y los ingresos de los productores nacionales sin necesidad de recurrir a la administración de los precios pagados por el productor.

CANTIDAD DE LECHE RECIBIDA POR AÑO EN LOS ESTABLECIMIENTOS INDUSTRIALES

SEGÚN GRADO. AÑOS 1996 A 2001
(en millones de litros)

Grado	1996	1997	1998	1999	2000	2001**
A	31.7	31.9	36.8	44.3	47.3	23.1
B	27.1	24.8	22.9	19.7	19.1	8.2
C	94.5	92.4	88.5	93.2	87.4	33.4
Totales	153.3	149.1	148.2	157.2	153.8	64.7

*Fuente: Ministerio de Desarrollo Agropecuario de la República de Panamá.
**2001. Primer trimestre

El mercado de productos lácteos tiende a crecer más por la diversificación de la producción con la introducción de variedades que, en la mayoría de los casos, representan un mayor ingreso medio para los productores. No hay nuevas industrias que amplíen la capacidad productiva. Más bien, hay un incesante esfuerzo de las industrias establecidas por

mejorar sus propios procesos productivos, reducir la merma y estar en condiciones de ofrecer productos de más valor. De ahí que la producción de leche apenas se ha expandido al 1.4% en promedio entre 1992 y 1998 mientras que la de la industria manufacturera que la procesa, en 4.8% durante ese mismo período, gracias a la introducción de nuevas variedades de productos.

Existen en el país muchos productores de leche susceptible de ser ofrecida como pasteurizada y con diferentes grados de calidad. Pero cuatro son los grandes procesadores:

- Industrias Lácteas, S A. con la marca *Estrella Azul,* que ofrece leche pasteurizada clasificada según la calidad de la materia prima comprada, descremada y semi-descremada, también con la misma marca. En las únicas líneas que no ha incursionado son: leche UHT y evaporada. Es el productor más antigüo e importante en el país, y cuenta con centros de compra y de acopio de leche en todo el país. También dispone de vagones cisternas, que facilita a los productores para el almacenaje y conservación de la leche que se ha comprometido a comprar sujeto a ciertos estándares o patrones de control de calidad. El procesamiento está en la ciudad capital.

- Productos Lácteos San Antonio, S. A. Ofrece sus productos con la marca *Superior.* Está ubicada en el interior del país y de los principales productores, es la que más importancia tiene en el mercado del queso que ofrece en diferentes variedades. La leche pasteurizada que ofrece está en envases de cartón. Tampoco ha incursionado en el mercado de la UHT y su presencia en el interior del país, sobre todo en las provincias centrales, es más importante que en la ciudad capital en razón de su infraestructura de comercialización que es de alcance más limitado respecto a la de Refrescos Nacionales, S. A. o Industrias Lácteas, S. A., por ejemplo.

- Sociedad de Alimentos de Primera, S. A. Diferencia sus productos con la marca *Bonlac* que los consumidores asocian a altos estándares de calidad. Además de la leche pasteurizada, también participa junto con la Industrias Lácteas, S. A. en el mercado de la leche descremada y semi-descremada, en donde es su más cercano competidor. En el mercado del yogurt es la empresa líder. Hace sus compras en el interior del país y, para éste efecto, facilita los medios refrigerados a fin de ir acumulando la leche que va a comprar y a procesar en sus instalaciones en la ciudad capital.

- Refrescos Nacionales, S. A. Ofrece sus productos con la marca *Nevada y La Chiricana.* Conjuntamente con la *Dos Pinos* y antes con la *Nestlé,* participa en el mercado de la leche UHT y en el de la leche semi-descremada y descremada. Su competidor, Nestlé de Panamá, S. A. ofrece la leche evaporada en latas. Esta empresa tiene entre sus principales exportaciones la leche evaporada. La planta procesadora de Refrescos Nacionales S.A. está en la provincia de Chiriquí. Allí también están sus principales proveedores de materia prima.

La producción nacional de leche pasteurizada disminuyó durante el 2002 de 60,449 toneladas métricas a 56,762 toneladas métricas. La menor producción se atribuye a la mayor importación, producto de la liberación comercial, y de los menores precios en el mercado internacional que, sobre todo en el año pasado, incidieron no sólo en la distribución del mercado sino en los precios recibidos por los productores nacionales a fin de poder mantener competitiva la leche pasteurizada de origen nacional.

El principal proveedor es Nueva Zelanda y los principales importadores de leche (incluyendo para este efecto la leche deshidratada) fueron: Distribuidora Dos Pinos de Panamá S. A., Nestlé de Panamá S. A., Refrescos Nacionales S. A. e Industrias Lácteas, S. A.

En cuanto a la composición del mercado de lácteos en la República de Panamá se puede observar gráficamente el comportamiento histórico a lo largo de los últimos cinco años en donde la mayor participación se encuentra representada por la leche natural 37% en promedio, siguiéndole la leche pauterizada en 34% y por último la leche en polvo, evaporada y condensa con 16%.


Composición del mercado lácteo en Panamá
(Toneladas métricas)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
1998
1999
2000
2001
2002
Leche Evaporada, cond. y en polvo
Leche pasuterizada
Leche natural

* Fuente: Contraloría General de la República

La industria de las Bebidas y Jugos

El mercado de las bebidas no gaseadas es uno de los más variados por la multiplicidad de productos que se pueden ofrecer. La empresa de investigación de mercados Nielsen estima la industria de bebidas en 91 millones de litros equivalente a unos B/.64,000,000.

La producción nacional que sumó 61.3 millones de litros, creció en 2.4 millones de litros o 4.1% para el año 2002. Los principales productores nacionales de las bebidas no gaseadas o refrescos son los siguientes: Industrias Lácteas, S. A. que diferencia sus productos con la marca Estrella Azul, Sociedad de Alimentos de Primera, S. A. con la marca Bonlac, Productos Lácteos San Antonio con la marca Superior, Coca Cola de Panamá, S. A. con las marcas Refrescos California y Powerade, este último importado, y Refrescos Nacionales, S. A. con las marcas Nevada, Tampico, Del Monte y Libby's. Las bebidas se ofrecen en latas, envases de tetrapack, así como en envases plásticos.

Los productores nacionales ofrecen sabores de frutas tropicales (naranja sobre todo) y no tropicales (manzana, pera y uva, por ejemplo), así como combinaciones de estos. Los productores nacionales satisfacen el 85% del consumo doméstico. Se emplean los canales de distribución ya estructurados para otras bebidas (carros, bodegas y zonas asignadas a vendedores) que elabora el establecimiento industrial.

Para la producción nacional se suelen importar los concentrados y las esencias. En los casos de trabajar con marcas que no son propias, generalmente existen términos contractuales que determina el origen y las condiciones de las importaciones, así como otras obligaciones. En el empleo de envases y empaques hay más opciones de suministro.

En las importaciones hay marcas muy conocidas, como las de Nestlé Panamá, S. A. (*Maggi y Libbys*), porque se han estado ofreciendo en el mecado desde hace muchos años, incluso antes de existir producción local. Hay otras como

Welch, menos popular pero también conocida, para bebidas de uva y de fresa que pertenecen a casas importantes de importadores como Feduro, S. A., Donald W. Dickerson Inc., Tagarópulos S. A. y Tzanetatos, S. A.

A continuación presentamos un detalle de los ingresos totales obtenidos por CNSA, por cada categoría de actividad para los años 2002, 2001, 2000, 1999 y 1998.

Ingresos		2003	2002	2001	2000	1999
Venta de Cerveza	Miles B/.	89,353	84,784	82,965	86,073	91,537
Venta Bebidas refrescantes y lacteos	Miles B/.	54,936	58,257	55,985	56,447	54,270
Total		144,289	143,041	138,950	142,520	145,807

El negocio principal de Cervecería Nacional, S.A. es la fabricación y distribución de cervezas y gaseosas. Las estaciones climáticas no afectan mayormente nuestro negocio principal, aunque cabe recalcar que los consumos de los productos aumentan normalmente durante la estación seca.

Las materias primas para el negocio principal de Cervecería Nacional, S.A. (la elaboración de cerveza) son la cebada malteada (malta), el lúpulo y el almidón de maíz. Todas estas materias primas provienen del extranjero. Los precios de estos productos se pueden ver afectados por factores climatológicos que inciden en la disponibilidad de los mismos así como por el libre juego de la oferta y la demanda. Sin embargo, Cervecería Nacional, S.A. mantiene relaciones a largo plazo con sus proveedores y negocia la obtención de sus suministros a los precios más competitivos posibles con miras a contar siempre con la disponibilidad que sus operaciones demanden y poder ofrecer sus productos a los consumidores a precios estables.

Adicionalmente, los proveedores se encuentran ubicados en diferentes zonas geográficas por lo que resulta improbable que un fenómeno climatológico los afecte a todos.

En cuanto a la fabricación de gaseosas, los extractos base utilizados en su elaboración, son obtenidos bajo contratos de licencia que mantiene la empresa con los titulares de las marcas fabricadas. Los precios a ser pagados por los mismos se fijan anualmente y las variaciones en dichos precios, de un año al siguiente, tienden a ser minúsculas. Adicionalmente, cabe mencionar que los proveedores se encuentran ubicados en diferentes zonas geográficas por lo que resulta improbable que un fenómeno climatológico los afecte a todos.

Los materiales de empaques como lo son las latas de aluminio, las botellas de vidrio, tapas de corona y cajas plásticasson obtenidas de proveedores locales.

3. Distribución y Mercadeo:

3.1 Mercadeo de Cervezas

Cervecería Nacional, S.A. utiliza a sus empresas distribuidoras, localizadas a lo largo de la República de Panamá, como punto de mercadeo y ventas de sus productos. Su estrategia está orientada a fortalecer la imagen de sus marcas creando un valor agregado de las mismas ante el consumidor. Lo antes indicado se logra a través de campañas publicitarias masivas, de promociones de eventos festivos y deportivos y de una campaña institucional dirigida a distintos segmentos del mercado.

La distribución es un elemento muy importante para la empresa. Esto obliga a Cervecería Nacional, S.A. a mantener una política estricta sobre los canales de distribución, estableciendo una relación directa con los vendedores al por menor y al por mayor para marcar las pautas en el mercado nacional.

Los principales canales de distribución están segmentados de la siguiente forma:

Lugares de Consumo Directo	***Participación***
Cantinas	22.8%
Restaurantes	7.4%
Hoteles	0.3%
Puntos de Venta	
Bodegas, Licoreras	21.1%
Cadenas y Supermercados	25.8%
Miscelaneos (Otros)	22.7%

* Fuente: Información obtenida por encuestas realizadas por la empresa.

Cervecería Nacional, S.A. se caracteriza por su innovación. La utilización del envase de aluminio, el sistema PET (embotellado en plástico) y el novedoso sistema de "Kegs" ayudan a generar un mayor volumen en ventas y facilitan el manejo del producto.

La empresa promueve eventos festivos en los cuales instala la "Vereda Atlas" y el "Planeta Balboa". En ambos recintos se promueven la venta y el consumo de cerveza, se realizan presentaciones de artistas nacionales e internacionales.



El crecimiento moderado del mercado de cervezas importadas y la unión con Anheuser-Busch ha permitido a la empresa participar en campañas de promoción que han llevado a la cerveza Budweiser a ser la de mayor venta en el mercado de cervezas importadas premium en Panamá. La gran aceptación de Corona Extra en el mercado nacional reafirma los beneficios estratégicos de las alianzas ya mencionadas.

3.2 Mercadeo de Gaseosas:

Refrescos Nacionales, S.A. utiliza para la venta y distribución de sus productos el sistema de preventa que permite determinar con un día de antelación él o los productos específicos y las cantidades requeridas por los clientes, lo que permite un mejor uso del espacio en los camiones, una determinación más precisa de las necesidades de inventarios, así como de la rotación de los distintos productos. La flota de distribución está compuesta por unos 140 camiones de carga media y pesada.

Adicionalmente, los centros de distribución de Cervecería Nacional, S.A. son compartidos. Es decir, desde los mismos se efectúa también la distribución de los porductos de Refrescos Nacionales, S.A., incluyendo gaseosas, bebidas y lácteos en empaque larga vida.

3.3 Mercadeo de Lácteos:

La leche de larga vida que ha sido ultrapasteurizada y envasada en tetra brik se almacena y distribuye a temperatura ambiente. La leche pasteurizada y envasada en empaques de cartón y botellas plásticas es almacenada en cámaras refrigeradas y se distribuye igualmente en camiones refrigerados a temperaturas entre los 2 y 5 grados centígrados (C°).

Hasta mediados de año 2002, el principal cliente de los productos lácteos de la subsidiaria RNSA era Agencias Feduro S.A., la cual se encargaba de colocar los mismos en las principales cadenas de supermercados de la República tales como Super 99, El Rey, El Machetazo, Casa de la Carne y El Extra, así como a otros supermercados ubicados en la Provincia de Chiriquí, hoy en día este proceso de colocación de productos lo realiza directamente RNSA utilizando su cadena de distribución. El producto lácteo líder de ventas de El Emisor es la leche larga vida marca "Nevada" empacada en tetra brik en sus envases de un litro y de un cuarto (1/4) de litro, seguidas por la leche sin grasa, larga vida, también en empaque tetra brik de un litro. En el año 2003 se lanzó a nivel nacional la leche La Chiricana, la cual se ha convertido en un participante importante dentro del mercado de leche fluida.

3 Cervecería Nacional, S.A., depende en sus operaciones de las licencias con las que cuenta para la fabricación de sus diferentes gaseosas y de la bebida TAMPICO, así como para la distribución de las Cervezas Corona y los productos de la Cervecería Anheuser-Busch.

4 Descripción de los efectos más importantes de las regulaciones públicas sobre el negocio de la solicitante, identificando a la autoridad reguladora:

Las actividades de Cervecería Nacional, S.A. están sometidas a impuestos específicos cuya aplicación y pago esta regulada por el Ministerio de Economía y Finanzas. Adicionalmente, como quiera que los títulos valores de la empresa se transan en una bolsa pública, la empresa se encuentra también sometida a las regulaciones de la Comisión Nacional de Valores. Por último, Cervecería Nacional, S.A. se encuentra sometida, al igual que las demás empresas productoras del país, al cumplimiento de las disposiciones relativas al cuidado del ambiente cuya implementación es responsabilidad de la Autoridad Nacional del Ambiente.

5 Tributos:

De conformidad con el Artículo 269 del Decreto Ley No. 1 del 8 de julio de 1999, para los efectos del Impuesto Sobre la Renta, de Dividendos y Complementario, no se considerarán gravables las ganancias, ni deducibles las pérdidas, que dimanen de la enajenación de valores registrados en la Comisión Nacional de Valores, siempre que dicha enajenación se dé a través de una bolsa de valores u otro mercado organizado.

En vista de que Cervecería Nacional, S.A. se encuentra registrada en la Comisión Nacional de Valores de la República de Panamá, se entiende que sus valores también lo están y por lo tanto, las ganancias de capital que se obtengan mediante la enajenación de dichos valores están exentas del pago de impuesto sobre la renta, de dividendos y complementario, siempre y cuando dicha enajenación se dé a través de una bolsa de valores u otro mercado organizado.

6 Litigios Legales:

No existe ningún juicio o demanda pendiente, de naturaleza administrativa, judicial, arbitral o de conciliación que de ser resuelto en forma adversa, pudiese tener una incidencia o impacto significativo en el negocio o la condición financiera de Cervecería Nacional, S.A.

D. ESTRUCTURA ORGANIZATIVA

Cervecería Nacional, S.A. es la empresa principal del Grupo Cervecería Nacional y como tal es propietaria de varias empresas subsidiarias que componen el grupo. A continuación se presenta la proporción de interés accionario de Cervecería Nacional, S.A. en las subsidiarias:

1. Distribuidora Comercial S.A. – 100% (DCSA)
2. Capitales y Tenencias S.A. – 100% (CATENSA)
3. Refrescos Nacionales S.A. – 98% (RNSA)
4. Bienes Raíces Pasadena S.A. – 100% (BRPSA)

Todas estas empresas fueron creadas bajo la jurisdicción y leyes de la República de Panamá.

El domicilio de las empresas se indica a continuación:

DISTRIBUIDORA COMERCIAL S.A. está domiciliada en Calle La Cantera, San Cristóbal, Ciudad de Panamá.
CAPITALES Y TENENCIAS S.A. está domiciliada en Avenida Federico Boyd, edificio 431, Ciudad de Panamá.
REFRESCOS NACIONALES S.A., está domiciliada en Vía España, Las Sabanas, Ciudad de Panamá.
BIENES RAICES PASADENA S.A. están domiciliadas en la cede de CNSA, Vía Ricardo J. Alfaro a la altura del paso elevado con Vía Simón Bolívar, Ciudad de Panamá.

A continuación presentamos un diagrama del grupo:


CNSA
DCSA
CATENSA
RNSA
BRPSA

E. PROPIEDADES, PLANTAS Y EQUIPO

El principal activo tangible de Cervecería Nacional, S.A. es la planta central Pasadena en Vía Ricardo J. Alfaro, ciudad de Panamá, en la que se fabrican las cervezas Atlas, Balboa y Balboa Ice así como las gaseosas Pepsi-Cola, Seven- Up, Orange Crush, Ginger Ale Canada Dry, Squirt, Club Soda Canada Dry y Quinac Canada Dry, entre otras.

Los bienes muebles vinculados en la fabricación de estos productos están dados en garantía de obligaciones a largo plazo constituidas por la empresa con el fin de adquirir dichos equipos y expandir la capacidad productiva a los niveles actuales.

La planta de Cervecería Nacional, S.A. cuenta actualmente con una capacidad productiva de 1.8 millones de hectolitros anuales de cerveza y de 1.2 millón de hectolitros de gaseosas, aproximadamente.

El principal activo tangible de RNSA es la planta de NEVADA ubicada en Chiriquí específicamente en Bugaba, en la que se fabrican los productos lácteos.

INVESTIGACIÓN Y DESARROLLO, PATENTES, LICENCIAS, ETC.

Se ha invertido en tecnología de planta para la elaboración de nuevos productos y el mejoramiento de los procesos. Además se han efectuado inversiones substanciales con miras a identificar las nuevas tendencias en el gusto de los consumidores. Estas inversiones han requerido de un desembolso estimado de 1.5 millones de balboas aproximadamente, por parte de CNSA y de 3.0 millones de balboas, por parte de RNSA.

F. INFORMACIÓN SOBRE TENDENCIAS

Las tendencias más actuales en la actividad de Cervecería Nacional, S.A. ha sido la utilización de sistemas de información más eficientes así como la optimización de la cadena de suministros. En relación a estos temas, CNSA ha implementado el programa SAP que integra las diferentes actividades de la empresa, así como el programa SAP/APO que específicamente mantiene un control de los insumos necesarios para la fabricación de los productos de CNSA. Los programas SAP y SAP/APO también han sido implementados en RNSA.

II. ANÁLISIS DE RESULTADOS FINANCIEROS Y OPERATIVOS:

A. Liquidez y Estructura de Capital:

La liquidez del grupo se mejoró en 0.17 puntos, pasando de 1.15 al 31 de diciembre de 2002 a 1.32 al 31 de diciembre de 2003 debido principalmente a una disminución en las obligaciones financieras a corto plazo por la suma de B/.23.5 millones. El renglón de efectivo disminuyó en B/.4.6 millones y las cuentas por cobrar comerciales disminuyeron en B/.2.7 millones. Las cuentas por cobrar a compañías afiliadas por B/.10.0 millones, fueron canceladas en su totalidad. Los activos corrientes reflejan una disminución de B/.18.2 millones y los pasivos corrientes reflejan una disminución de B/.20.8 Millones. Al 31 de diciembre de 2003 los activos corrientes cubren 1.32 veces el pasivo circulante y los activos mas líquidos los cubren 0.62 veces.

El nivel de endeudamiento también mejoró en 0.08 puntos porcentuales, disminuyendo de 0.41 a 0.33 y esto se debe principalmente a la disminución de la deuda financiera total en B/.24.6 millones.

A 31 de diciembre de 2003, el saldo total de las obligaciones financieras era de B/.27.8 millones y representa la principal fuente de financiamiento de terceros con que cuenta la empresa (18.3% de la estructura de capital), seguida del crédito comercial con un 8.7%, equivalente a B/.13.2 millones.

El impacto de la carga financiera ha disminuido considerablemente de 1.0% a diciembre de 2002 a 0.7% a diciembre de 2003 debido principalmente a los recortes que se han venido dando en la tasa libor desde el primer trimestre del año 2001.

Cervecería Nacional, S.A. y Subsidiarias al 31 de diciembre de 2003 reporta activos totales por la suma de B/.152 millones de dólares, mostrando una disminución interanual de 11%, equivalente a B/.18.2 millones de dólares. Las cuentas mas significativas del activo son las cuentas por cobrar, los inventarios, las inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio y las propiedades, planta y equipo, neto.

La situación económica nacional ha tenido un efecto en la industria cervecera lo cual se ha traducido en una continua disminución del consumo per cápita pero aun así sigue siendo uno de los más altos de la región con 46 litros. El mejoramiento de la eficiencia de producción y operación y la alta calidad de nuestros productos nos permiten diseñar una estrategia de satisfacción de las necesidades de nuestros clientes que esperamos permitan

recuperar los niveles de consumo anteriores y mejorar nuestra participación de mercado. Se esperan flujos de cajas positivos que permitirán continuar la consolidación de la posición financiera de la empresa.

B. Recursos de Capital:

Cervecería Nacional, S.A. ha mantenido una mezcla de recursos propios y deuda con una relación de aproximadamente de 1a 1, los cuales se han utilizado principalmente para el aumento de capacidad y creación de valor agregado a la empresa en actividades de inversión.

Sus principales fondos para la operación provienen del flujo de caja generado por las ventas al contado, que representan el 65 % del total de las ventas, de las depreciaciones y amortizaciones que equivalen aproximadamente a B/. 3.4 MM por trimestre.

C. Resultados de las operaciones:

Al 31 de diciembre de 2003 los resultados operativos del Grupo Cervecería Nacional arrojaron una utilidad de B/.20.1 millones lo que representa un aumento de 37.5%, B/.5.5 millones con relación al año anterior. El índice de contribución marginal aumentó de 49.5% a diciembre de 2002 a 51.0% a diciembre de 2003, esto se debe principalmente a un aumento en el volúmen de hectolítros vendidos, mejoras en el costo por HL debido a la mayor venta de empaques retornables y a eficiencias en los procesos de producción. Esto implica un aumento en el rendimiento sobre las ventas de 3.67 puntos, de 10.24% a diciembre de 2002 a 13.91% a diciembre de 2003.

Las ventas netas de Cervecería Nacional, S.A. y Subsidiarias al 31 de diciembre de 2003 sumaron B/.144.3 millones, B/.1.3 millones superiores a las reportadas el año anterior. Por su parte el costo de ventas muestra una reducción de 2.0% B/.1.4 millones, permitiendo una contribución marginal superior a la reportada el año anterior en 3.8% B/.2.7 millones. Es importante mencionar que la División de Cervezas aporta un 62% de las ventas, mientras que la División de Bebidas aporta un 38%.

Los ingresos totales disminuyeron un 0.9% B/.1.4 millones con relación al año anterior, esto debido principalmente a una disminución en los otros ingresos por la suma de B/.370 Mil, reflejado principalmente en el renglón de otros ingresos por maquila por la suma de B/.262 Mil. Adicionalmente, la participación en utilidad de compañías afiliadas refleja una disminución de B/.2.2 millones producto de una reserva de B/.200 Mil mensual que se empezó a registrar a partir del mes de marzo para hacerle frente a una posible pérdida en el valor de las inversiones en compañías afiliadas.

La disminución en el ingreso por maquila obedece a que el costo de los insumos utilizados es mayor al reportado el año anterior.

Los Gastos de venta, generales y administrativos reflejan una disminución de 5.0%, B/.2.8 millones con relación al año anterior. La empresa ha mejorado significativamente su eficiencia operativa y se debe principalmente a una administración eficiente del gasto que buscó racionalizarlo en la mayor medida posible.

Por su parte los intereses y cargos financieros disminuyeron en B/.461 Mil permitiendo una utilidad antes de gastos extraordinarios de B/.17.3 millones, B/.3.4 millones de dólares mas que lo reportado el año anterior.

D. Analisis de las prespectivas:

La industria cervecera nacional continua consolidando su recuperación frente al comportamiento de los últimos años. Este crecimiento de la industria se ve acompañado con la recuperación del crecimiento del Producto Interno Bruto que en este año se estima superior al 3.5%. Uno de los sectores que reflejan un crecimiento más dinámico es el de la construcción que tiene una alta correlación con el consumo de cerveza en nuestro país.

La empresa continua obteniendo mejoras en la eficiencia de producción y operación. La alta calidad de nuestros productos nos ha permitido satisfacer las necesidades de nuestros clientes y comprender las necesidades del

consumidor lo que nos ha permitido seguir consolidando nuestra creciente participación de mercado. Se esperan flujos de caja positivos que permitirán continuar la consolidación de la posición financiera de la empresa.

El mercado de cervezas es un mercado con un gran potencial de crecimiento Nuestra participación en el mismo pasó de 75.9% en el 2002 a 79.2% acumulado para el año 2003. Nuestra competencia tanto en el mercado de cervezas y gaseosas están actuando fuertemente, sin embargo, no esperamos cambios sustanciales que afecten nuestro nivel de participación. Consideramos que la entrada de estos nuevos actores en los mercados está resultando en una dinamización de los mencionados sectores.

En el área de bebidas aprovecharemos nuevas oportunidades que ofrece el mercado de leche y bebidas no carbonatadas potencializando la reciente adquisición de las marcas de la empresa Lecherías Unidas, S.A. La competencia en este segmento se mantendrá muy activa pero con un programa agresivo de nuestra parte.

Aun nuestras exportaciones son muy reducidas, esperando redoblar esfuerzos para lograr mayores exportaciones muy especialmente en el área de influencia del Pacto Andino.

III. DIRECTORES, DIGNATARIOS, EJECUTIVOS, ADMINISTRADORES, ASESORES Y EMPLEADOS

A. Identidad

1- Directores, Dignatarios y Principales Ejecutivos

En la actualidad, la Junta Directiva de la empresa está compuesta por doce (12) miembros, seis (6) principales y seis (6) suplentes, los cuales fueron designados el veinticuatro (24) de marzo de 2004. A la fecha, se encuentran pendientes de su inscripción en el Registro Público. Los actuales Dignatarios permanecen en sus cargos. A continuación, el listado de los Directores y Dignatarios de Cervecería Nacional, S.A.:

Julio Mario Santo Domingo - Director y Presidente

Nació el 16 de octubre de 1923 en la ciudad de Panamá.

Realizó estudios en los siguientes centros: Philipes Academy (Andover, Massachussets), University of Virginia y Georgetown University. Es miembro de las Juntas Directivas de las siguientes compañías: Deltec, Agrilsa (Ecuador), Avianca, S.A., Bavaria, S.A., Caracol Primera Cadena Radial colombiana, S.A. (Colombia), Compañía de Cervezas Nacionales, C.A. (Ecuador). Adicional, ha desempeñado el cargo de Embajador de Colombia ante la República Popular China.

Alejandro Santo Domingo Dávila - Director y Vicepresidente

Nació el 13 de Febrero de 1977 en New York, Estados Unidos de Norte América.

Realizó estudios en Harvard University. Director de la oficina del Presidente del Grupo Empresarial Bavaria, Nueva York. Pertenece a diversas Juntas Directivas, entre las cuales se destacan: Caracol TV, Avianca, S.A., Valores Bavaria, S.A., Bavaria, S.A., Compañía de Cervezas Nacionales C.A. (Ecuador) y Celumóvil, S.A.

Ricardo Emilio Obregón Trujillo – Director

Nació el 05 de Septiembre de 1947 en Bogotá, Colombia.

Es Administrador y Economista, y se ha desempeñado como miembro de las Juntas Directivas de Agrilsa, S.A., Cervecería Andina, S.A., Cervecería Unión, S.A., Compañía de Cervezas Nacionales, C.A., Grandes Superficies de Colombia, S.A., Sam, S.A., y Sofaven, S.A. y miembro del Consejo Directivo de la Seccional de la Andi – Centro.

Jon D. Silverman – Director

Nació el 3 de noviembre de 1940 en Montreal, Canadá.

Cuenta con una extensa experiencia en la industria de la cerveza y productos de consumo. Laboró en Seagram Company, Ltd., dentro de la cual desempeño los cargos de Vicepresidente Ejecutivo de la División Internacional y Asistente Ejecutivo de los accionistas mayoritarios de la compañía (en procesos de reorganización, adquisición y ventas de alguna de las compañías que integran a Seagram Company, Ltd., incluido Vodka Stolisnaya). Actualmente, es el socio principal de Tilis Products, Inc., (empresa especializada en consultoría de negocios internacionales, y de fusiones y adquisiciones, enfocada en la industria de alimentos y bebidas). Laboró en la Cervecería John Labatt, Ltd., en donde representó a los accionistas en la expansión, reorganización de compañías que incluyen ventas y otras actividades según el plan estratégico, tales como Allied Lyons, Scott Paper, Pepsico y Manufacturers Hanover.

Dario Castaño Zapata - Presidente Ejecutivo

Nació el 05 de Octubre de 1943 en Medellín, Colombia.

Es Ingeniero Químico graduado de la Universidad de Antioquía y obtubo el título de Master Brewer en Siebel Institute of Technology.

Ha sido Presidente de Central de Cervejas, S.A. (Lisboa, Portugal), Gerente General de Aluminio Reynolds Santo Domingo, S.A. (Barranquilla, Colombia), Presidente de Compañía de Cervezas Nacionales, C.A. (Guayaquil, Ecuador), Gerente General de Cervecería Andina, S.A. (Quito, Ecuador) y Jefe del Area Manufactura, Director de Mercadeo y Ventas y Director de Planeación en Cervecería Unión, S.A. (Medellín, Colombia) y Docente en la Universidad Eafit y Politécnico Colombiano (Medellín, Colombia).

Actualmente pertenece a las Juntas Directivas de Aluminio Reynolds Santo Domingo, S.A., Cervecería Águila, S.A. Cervecería Leona, S.A., Compañía de Cervezas Nacionales, S.A., Helicol, S.A. y Polipropileno del Caribe, S.A.

Alberto Alejandro Preciado Arbeláez – Director Suplente

Nació el 8 de Noviembre de 1955 en Santa Fé de Bogotá.

Es Doctor en Jurisprudencia egresado del Colegio Mayor de Nuestra Señora del Rosario, en Bogotá, Colombia. Con más de veinte (20) años de ejercicio, su experiencia profesional incluye cargos de Abogado en la Oficina Jurídica de la Superintendencia de Sociedades; Ex-Director de la Oficina Jurídica de la Superintendencia Bancaria y profesor de la Cátedra de Sociedades en el Colegio Mayor de Nuestra Señora del Rosario. Actualmente es miembro de las principales Juntas Directivas del Grupo Empresarial Bavaria.

Victor Alberto Machado Pérez – Director Suplente y Secretario

Nació el 13 de Agosto de 1965 en Bogota, Colombia.

Abogado egresado de la Universidad Javeriana de Colombia en 1988, cuenta con Postgrados tanto en Derecho Comercial (Universidad Javeriana, 1991) como en Asuntos Empresariales (Universidad Javeriana, 1994). Se ha desempeñado como Secretario General de La Nacional Fiduciaria S.A. (1990-1991), Relaciones Industriales de Finca S.A. (1990-1991), Sam S.A. (1993-1994) y Avianca S.A. (1994-2000); también ocupó en su momento el cargo de Director en las empresas Aseguradora Colseguros S.A., Compañía Nacional de Seguros, Reforestadora de la Costa, Serdan S.A. y Misión Temporal S.A. Actualmente se desempeña como Secretario General y

Vicepresidente Jurídico de Bavaria S.A. y pertenece también a las Juntas Directivas de Agrilsa S.A., Bienes Raíces Pasadena S.A., Caracol Radio S.A., Cervecería Nacional de Panamá, Compañía Ecuatoriana de Maltas y Cervezas, Corporación Futuros Campeones, Latin Development Corporation, Manca S.A., Refrescos Nacionales S.A. y Seraudi S.A.

Roberto Alemán Healy – Director Suplente yTesorero

Nació el 18 de Octubre de 1952 en la ciudad de Panamá.

Doctor en Leyes de Louisiana State University, Louisiana, Estados Unidos. Es socio de la firma Icaza, González - Ruíz & Alemán, Director y Vicepresidente de Refrescos Nacionales, S.A. y Director y Secretario de la Junta Directiva de Refrescos Nacionales, S.A.

<u>**Principales Ejecutivos**</u>

Cervecería Nacional, S. A. cuenta con los siguientes ejecutivos principales:

Ricardo Janson Calhoun – Vicepresidente de Operaciones

Nació el 5 de febrero de 1952 en la ciudad de Panamá.

Es graduado de Ingeniero Civil de la Universidad de Panamá con una Maestría en Administración de Empresas de Columbia University, New York, Estados Unidos. Es miembro de la Asociación Panameña de Ejecutivos de Empresas y de la Cámara de Comercio de Panamá. A la fecha tiene dieciseis (18) años de laborar en la empresa.

Antonio Richa – Vicepresidente Financiero

Nació el 13 de septiembre de 1952 en la ciudad de Panamá.

Posee Maestría Ejecutiva en Administración de Empresas del INCAE obtenida con altos honores (1999). Es Licenciado en Economía graduado con altos honores de la Universidad Nacional de Panamá (1975). Anteriormente se desempeñó como Director/Tesorero de la Junta Directiva del Grupo Melo y como Vice-Presidente de Finanzas y Planeamiento de la misma organización (1986-2000). Ocupó también el cargo de Director General de Ingresos del Ministerio de Hacienda y Tesoro (1985-1986), actual Ministerio de Economía y Finanzas. A la fecha tiene un (3) años de laborar en la empresa.

Juan Antonio Fábrega – Vicepresidente Comercial – División Cerveza

Nació el 8 de abril de 1953 en la ciudad de Panamá.

Recibió su título de Ingeniero Mecánico en la Universidad de Notre Dame en South Bend, Indiana. Fue Gerente General de Refrescos Nacionales S.A . Es miembro activo de la Asociación Panameña de Ejecutivos de Empresa. A la fecha tiene doce (14) años de laborar en la empresa.

Eduardo A. Vaccaro – Vicepresidente Comercial de Bebidas

Nació el 6 de octubre de 1966 en la ciudad de Panamá, República de Panamá.

Tiene una maestria en Administración de Empresas (MBA) con enfasís en Mercadeo de Nova Southeastern University, Florida, EUA, Bachelor of Science de la University of Central Florida, Florida, EUA. Fue Gerente de Ventas de Gillette Interamerica para Centroámerica, Gerente de Operaciones en la división de restaurantes del Grupo Melo, Asistente Legislativo en el American Exchange Council, Washington DC, EUA y Asistente Legislativo del Legislador Tom Feeney, Florida, EUA. A la fecha ha laborado en la empresa 9 años en la cual ha desempeñando los siguientes puestos: Asistente a la Gerencia General de Refrescos Nacionales, S.A., Gerente de Ventas, Gerente de Comercialización y actualmente como Vicepresidente Comercial de Bebidas para el Grupo. Ejecuta labores relacionadas con la planificación, organización, dirección y coordinación de las actividades comerciales tales como la venta, mercadeo, distribución, logistica y desarrollo de proyectos dentro del área bajo su responsabilidad. Es miembro activo del club Activo 20-30 de Panamá, ACOVIPA, ANAPROLE entre otros gremios.

Carlos M. Gómez – Vicepresidente de Manufactura

Nació el 21 de febrero de 1959 en la Habana, Cuba.

Realizó su maestría en Ingeniería Mecánica en la Universidad de Missouri - Columbia, Estados Unidos de Norte América - 1987 y su Licenciatura en Ingeniería Mecánica en la Universidad Tecnológica de Panama - 1985. Diploma Course in Brewing Technology – 1998 del Siebel Institute of Technology – Chicago, Estados Unidos de Norteamérica. Ejecuta labores relacionadas con la planificación, organización, dirección y coordinación de las actividades de elaboración, envasado, mantenimiento, servicios industriales, planificación y logística, y almacén de insumos de las plantas bajo su responsabilidad. Incluye las plantas de elaboración y envasado de cervezas, refrescos, bebidas, jugos y lácteos. A la fecha tiene catorce (15) años de laborar en la empresa durante los cuales se ha desempeñado como Ingeniero Mecánico de Servicios Industriales, Ingeniero de Proyectos, Gerente de Producción y Gerente de Planta.

Los señores Julio Mario Santo Domingo, Alejandro Santo Domingo Dávila, Ricardo Obregón Trujillo, Alberto Preciado Arbeláez, Carlos Alejandro Pérez y Victor Machado Pérez, son de nacionalidad colombiana. El señor Jon Silverman es de nacionalidad canadiense. El señor Roberto Alemán Healy, es ciudadano panameño.

El domicilio comercial de todos ellos es Cervecería Nacional S.A. Vía Ricardo J. Alfaro, ciudad de Panamá, teléfono 279-5800; Fax 279-5862. Correo Electrónico: info@cerveceria-nacional.com
Apartado Postal 6-1393, El Dorado,
Panamá, República de Panamá

2. Empleados de importancia y asesores: no existen otros empleados en posiciones no ejecutivas que sea relevante mencionar.

3. Asesores Legales:
Externos: Icaza, González-Ruíz y Alemán; Apartado Postal 87-1371, Zona 7, Panamá, Rep. de Panamá.
E-mail: igranet@icazalaw.com
Teléfono 263-5555
Telefax: 269-4891; 264-2254
Contacto Principal: Lic. Alvaro Alemán

Internos:
Lic. Marcela Hoyos Hurtado
Lic. Rodrigo Ramírez-Blázquez Tapia
Lic. Luis A. Herrera D.
CERVECERÍA NACIONAL S.A.
Apartado Postal 6-1393, El Dorado,
Panamá, República de Panamá
E-mail: rramirez@grupocn.com
Teléfono: 279-5800
Telefax: 279-5862

4. Auditores:

Externos:
PricewaterhouseCoopers, Contadores Públicos Autorizados.
Apartado Postal 6-4493 El Dorado
Panamá, República de Panamá.
Teléfono: 206-9200
Telefax: 264-5627/206-9291
Correo Electrónico: pwcpma@psi.net.pa
Contacto principal: José Mann

Internos:
KPMG, Contadores Públicos Autorizados
Apartado Postal 0816-01089 Panamá 5, Panamá
Panamá, República de Panamá
E-mail: kpmgpma@sinfo.net
Internet: www.kpmg.com.pa
Teléfono: (507) 263-5677
Telefax: (507) 263-9852
Contacto principal: Carlos Karamanites

5. Designación por acuerdos o entendimientos: Ningún Director, Dignatario, Ejecutivo o Administrador ha sido nombrado en base a arreglo o entendimiento con accionistas mayoritarios, clientes o suplidores.

B. Compensación

En adición al salario, durante el año fiscal terminado el 31 de diciembre de 2003, Cervecería Nacional S. A. y subsidiarias (incluyendo Distribuidora Comercial SA., Refrescos Nacionales S.A) entregaron en concepto de compensaciones a los Principales Ejecutivos y a los Directores y suplentes la suma equivalente aproximada de US$120,000.

Además, de las cifras antes mencionadas todos los ejecutivos y colaboradores reciben prestaciones sociales, primas de seguros de vida y hospitalización y una serie de beneficios relacionados a la convencion colectiva al igual que uso de vehículos en muchos casos.

C. Prácticas de la Directiva

Los negocios y asuntos de la empresa son dirigidos por una Junta Directiva cuyos miembros son elegidos anualmente por la mayoría de los accionistas presentes en las Asambleas de Accionistas en las que haya quórum. Los Dignatarios son elegidos, a su vez, por la Junta Directiva de entre sus miembros. La fecha de la Asamblea de Accionistas donde fueron designados sus actuales miembros fue el día 24 de marzo de 2004 y los mismos deberán permanecer en sus puestos hasta su ratificación o remoción en la asamblea ordinaria de accionistas correspondiente al año 2005. Los miembros de la Junta Directiva son reelegibles.

No existen contratos entre la empresa y sus Directores que prevean la adquisición de beneficios en el evento de terminación del período.

En mayo del 2001 se acordó la eliminación del Comité de Vigilancia, al reformarse el pacto social de CNSA.

D. Empleados

Cervecería Nacional, S.A. mantenía, al 31 de diciembre de 2003, 1,378 empleados, incluyendo a sus subsidiarias, distribuidos en las siguientes áreas:

1. Producción : 447
2. Comercialización de Cerveza: 244
3. Comercialización de gaseosas, bebidas y lácteos: 373
4. Administración: 314

Personal por Sociedad al 31 de diciembre de 2003.

Sociedad	Nº de Pers.
CNSA	449
DCSA	348
RNSA	581
Total	1,378

Estrutura de Dirección.

Primer Nivel: Presidente Ejecutivo
Segundo Nivel: Vicepresidentes
Tercer Nivel: Directores
Cuarto Nivel: Gerentes
Qinto Nivel: Supervisores y Coordinadores.

1- Existen tres sindicatos. Dos de los cuales agrupan a los trabajadores de RNSA(con sedes en Panamá y David) y el otro a los trabajadores de CNSA y DCSA (con cede en Panamá).

2- Existen tres convenciones vigentes.

a- En refrescos Nacionales existen dos y agrupan a los trabajadores de la siguiente manera:

- Chiriquí y Bocas del Toro.
- Panamá, Colón, Chorrera, Penonomé, Chitré y Santiago.

Ambas convenciones estan vigentes hasta el año 2006.

b- La tercera convención aplica a los trabajadores ubicados en las sociedades CNSA y DCSA ubicados en todo el país. Para este grupo se acaba de firmar una nueva convención colectiva y su periodo de vigencia es hasta el 2007. Las convenciones estan negociadas por lo general por un término de cuatro años en las empresas.

Historicamente las relaciones entre la Empresa y los trabajadores se han caracterizado por un alto nivel de dialogo y de mutuo respeto entendiendo las partes el rol de cada uno. El nivel de dialogo ha permitido a la empresa realizar ajustes estruturales respetando el derecho a sus trabajadores. Las negociaciones de estos convenios se celebran por vía directa y sin la intervención de un tercero. Se registra la ocurrencia de una sóla huega por tres días en 1980.

E. Propiedad Accionaria (31 de diciembre de 2002)

GRUPO DE EMPLEADOS	CANTIDAD DE ACCIONES	% RESPECTO DEL TOTAL DE ACCIONES EMITIDAS	NUMERO DE ACCIONISTAS	% QUE REPRESENTAN RESPECTO DE LA CANTIDAD TOTAL DE ACCIONISTAS
Directores, Dignatarios, Ejecutivos y Administradores	*0*	*0%*	*0*	*0%*
Otros empleados	*784*	*0.0048%*	*12*	*2.0547%*

IV. ACCIONISTAS PRINCIPALES

1.Los accionistas principales de Cervecería Nacional, S.A. son Bavaria, S.A. que posee 5,950,173 acciones, que representan el 38.74%, Compañía de Cervezas Nacionales, C.A. con 810,723 acciones, que representan el 5.28% y Latin Development Corporation con 7,297,066 acciones, que representan el 47.51% para un total de 14,057,962 acciones, que representan un 91.53% del total de acciones emitidas de la empresa.

2. Presentación tabular de la composición accionaria del emisor.

DISTRIBUICION DEL CAPITAL POR NUMERO Y PORCENTAJE
DE ACCIONES Y ACCIONISTAS
31 DE DICIEMBRE DE 2000

	Número de Acciones	**% del Número de Acciones**	**Número de Accionistas**	**% del Número de Accionistas**
1 a 1,000	130,352	0.80	435	74.48
1,001 a 5,000	247,005	1.52	116	19.86
5,001 a 10,000	89,268	0.55	14	2.39
10,001 a 15,000	14,580	0.09	1	0.17
15,001 a 20,000	--	--	0	0
20,001 a O MAS	15,718,795	97.04	18	3.1
Totales	16,200,000	100.00	584	100.00

La empresa Cervecería Nacional, S.A. no es propiedad directa o indirecta de otra persona natural o jurídica y no existen arreglos que puedan, en fecha subsecuente, resultar en un cambio de control accionario de la solicitante.

V. PARTES RELACIONADAS, VINCULOS Y AFILIACIONES

Cervecería Nacional, S.A. mantiene contratos de suministros con empresas con ella relacionadas, ya sea porque se posee el 5% o más de sus acciones o porque mantienen Directores en común. Entre estas se pueden contar a Vidrios Panameños S.A.; Metalforma S.A.; Industria Nacional de Plásticos, S.A.; Ansarosa S.A.; Envases del Istmo S.A. y Distribuidora de Productos de Papel S.A.

VI. TRATAMIENTO FISCAL

De conformidad con el Articulo 269 del Decreto Ley No. 1 de 8 de julio de 1999, para los efectos del Impuesto Sobre la Renta, de Dividendos y Complementario, no se considerarán gravables las ganancias, ni deducibles las pérdidas, que dimanen de la enajenación de valores registrados en la Comisión Nacional de Valores, siempre que dicha enajenación se dé a través de una bolsa de valores u otro mercado organizado.

En vista de que Cervecería Nacional, S.A. se encuentra registrada en la Comisión Nacional de Valores de la República de Panamá, se entiende que sus valores también lo están y por lo tanto, las ganancias de capital que se obtengan mediante la enajenación de dichos valores están exentas del pago de impuesto sobre la renta, de dividendos y complementario, siempre y cuando dicha enajenación se dé a través de una bolsa de valores u otro mercado organizado.

VII. ESTRUCTURA DE CAPITALIZACIÓN

A. Resumen de la Estructura de Capitalización

1. Acciones y títulos de participación

TIPO DE VALOR Y CLASE	CANTIDAD DE VALORES EMITIDOS	CANTIDAD DE VALORES EN CIRCULACIÓN	ACCIONES EN TESORERÍA	LISTADO BURSATIL	CAPITALIZACIÓN DE MERCADO
Acciones comunes (nominativas) sin valor nominal	16,200,000	15,359,262	840,738	Bolsa de Valores de Panamá S.A.	B/. 184,311,144

***Información al 31 de diciembre de 2003**

B. Descripción y Derechos de los Títulos

1. Capital accionario

El capital autorizado de Cervecería Nacional, S.A. es de cuarenta millones (40,000,000) de acciones sin valor nominal o par. Han sido emitidas 16,200,000 acciones, todas completamente pagadas. No existen acciones suscritas y no pagadas.

Cervecería Nacional, S.A mantenía, al 31 de diciembre de 2003, ochocientos cuarentamil setecientas treinta y ocho (840,738) acciones en Tesorería.

Existen 23,800,000 acciones de capital autorizado no emitido.

Todas las cciones de la empresa son comunes. Todas cuentan con iguales derechos y privilegios. Cada acción tiene derecho a un (1) voto en las reuniones de la Asamblea General de Accionistas.
A partir de 1998, Cervecería Nacional, S.A. ha efectuado declaración y pago de dividendos cuatro (4) veces por año, a todos sus accionistas.

Toda vez que las acciones son comunes las mismas cuentan con el derecho de participar en cualquier excedente que se produzca en caso de liquidación.

El pacto social establece que los accionistas no cuentan con el derecho de suscripción preferente de las acciones que la sociedad emita en el futuro, ya sea por un aumento de capital o por cualquier otro motivo.

C. Información de Mercado

Las acciones de Cervecería Nacional, S.A. están listadas en la Bolsa de Valores de Panamá S.A.

SEGUNDA PARTE
Resumen Financiero

ESTADO DE SITUACIÓN FINANCIERA		2003	2002	2001	2000	1999
Ingresos Totales	Miles B/.	142,379	143,735	152,834	159,441	158,783
Margen Operativo	Miles B/.	73,547	70,860	70,996	69,970	78,924
Gastos Generales y Administrativos	Miles B/.	53,404	56,213	60,862	56,520	62,721
Utilidad o Pérdida Neta	Miles B/.	10,280	7,673	11,267	18,084	20,734
Acciones emitidas y en circulación	c/u	15,359,262	15,359,262	15,359,262	15,692,510	15,942,235
Utilidad o Pérdida por Acción	B/./acc.	0.67	0.50	0.73	1.15	1.30
Gastos Financieros	Miles B/.	972	1,433	4,389	5,578	3,277
Depreciación y Amortización	Miles B/.	14,175	13,095	15,569	14,721	15,675

BALANCE GENERAL		2003	2002	2001	2000	1999
Activo Circulante	Miles B/.	36,198	58,777	58,620	63,255	70,727
Activos Totales	Miles B/.	151,895	170,126	189,502	198,495	192,102
Pasivo Circulante	Miles B/.	27,341	49,127	60,136	72,963	63,201
Deuda a Largo Plazo	Miles B/.	16,435	17,499	21,683	18,575	27,189
Acciones Preferidas						
Capital Pagado	Miles B/.	40,297	40,182	39,453	41,188	46,215
Utilidades Retenidas	Miles B/.	60,868	58,075	59,328	57,487	47,018
Total Patrimonio	Miles B/.	101,165	98,257	98,781	98,674	93,233
RAZONES FINANCIERAS:						
Dividendo/Acción	B/./acc.	0.48	0.48	0.48	0.48	0.48
Deuda Total/Patrimonio	x	0.45[1]	0.68[1]	0.83[1]	0.93[1]	0.97[1]
Capital de Trabajo	Miles B/.	8,857	9,650	-1,516	-9,708	7,526
Razón Corriente	x	1.32	1.20	1.02	0.87	1.12
Utilidad Operativa /Gtos. Financieros	x	20.72	9.90	2.31	2.41	4.94

TERCERA PARTE
Estados Financieros

Se adjuntan Estados Financieros Auditados por Firma de Contadores Públicos Autorizados, correspondientes al año 2003.

CUARTA PARTE
Divulgación

1. El presente Informe de Actualización Anual será divulgado a los inversionistas y al público en general mediante su colocación en el web site de CNSA www.cerveceria-nacional.com. el cual es de acceso público a partir del lunes 5 de abril de 2004.

DOCUMENTACION

	1. Poder de abogado
	2. Fotocopia de la cédula de identidad o pasaporte del representante legal, directores y dignatarios de la solicitante
	3. Certificado de existencia y representación de la solicitante
	4. Copia de la Escritura Pública contentiva del Pacto Social de la solicitante, sus enmiendas y constancia de la inscripción de dichos documentos
	5. Certificación secretarial sobre la existencia de más de 50 accionistas
	6. Modelo de las acciones emitidas y en circulación
	7. Estados Financieros auditados correspondientes al último ejercicio fiscal, emitidos por Contador Público Autorizado independiente
	8. Estados financieros interinos correspondientes al trimestre inmediatamente anterior al de la fecha de presentación de la solicitud, cuando aplique;
	8-A Presentación comparativa de los Estados Financieros anuales correspondientes a los tres últimos ejercicios fiscales, basados en los Informes de los auditores independientes; *
	9. Declaración jurada sobre la Independencia del Contador Público Autorizado
	10. Comprobante de pago de la Tarifa de Registro que corresponda
	11. Otros (especifique)

Nombre y Firma del Representante Legal de la solicitante (o de la persona que se autorice para firmar) ______________________

____

Para uso interno de la CNV:

Presentación mediante formulario impreso	
Presentación por disquete	
Presentación por medio electrónico	
Fecha de presentación	
Número de solicitud	
Analista Responsible	

Fecha de preparación de este Formulario: Mayo 2000
Primera revisión: Agosto de 2000
Segunda revisión: Enero de 2001
Tercera revisión: Marzo de 2002
Cuarta revisión: Marzo de 2003
Quinta revisión: Marzo de 2004

File No. 82-4704

Cervecería Nacional, S. A.
y sus Subsidiarias

Informe y Estados Financieros Consolidados
31 de diciembre de 2003 y 2002

Cervecería Nacional, S. A. y sus Subsidiarias

Índice para los Estados Financieros Consolidados
31 de diciembre de 2003 y 2002

Índice para los Estados Financieros Consolidados - Continuación
31 de diciembre de 2003 y 2002

Ave. Samuel Lewis y
Calle 55-E
Apartado 6-4493
El Dorado, Panamá R. P.
Teléfono: (507) 206-9200
Fax: (507) 264-5627

Informe de los Auditores Independientes

A la Junta Directiva y Accionistas de
Cervecería Nacional, S. A.

Hemos auditado los balances generales consolidados que se acompañan de Cervecería Nacional, S. A. y sus Subsidiarias al 31 de diciembre de 2003 y 2002, y los respectivos estados consolidados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los años terminados en esas fechas. Estos estados financieros son responsabilidad de la Administración del Grupo. Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las Normas Internacionales de Auditoría. Estas Normas requieren que planifiquemos y ejecutemos la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría incluye el examinar, en base a pruebas, la evidencia que respalda los importes y las revelaciones en los estados financieros. Una auditoría incluye también, la evaluación de los principios de contabilidad utilizados y los estimados importantes efectuados por la Administración, así como una evaluación de la presentación global de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos importantes, la situación financiera de Cervecería Nacional, S. A. y sus Subsidiarias al 31 de diciembre de 2003 y 2002, y los resultados consolidados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas de acuerdo con las Normas Internacionales de Información Financiera.

Nuestras auditorías se efectuaron con el propósito de formarnos una opinión sobre los estados financieros consolidados, tomados en conjunto. La información de consolidación se presenta con el propósito de efectuar un análisis adicional de los estados financieros consolidados y no de presentar la situación financiera ni los resultados de las operaciones de las compañías individuales. Dicha información de consolidación ha estado sujeta a los procedimientos de auditoría que se aplican en la auditoría de los estados financieros consolidados, y somos de la opinión que ésta se presenta razonablemente, en todos los aspectos importantes, en relación con los estados financieros consolidados tomados como un todo.

PricewaterhouseCoopers

30 de enero de 2004
Panamá, República de Panamá

Cervecería Nacional, S. A. y sus Subsidiarias

Balances Generales Consolidados
31 de diciembre de 2003 y 2002

	2003	2002
Activos		
Activos circulantes		
Efectivo	B/. 872,940	B/. 5,491,488
Cuentas por cobrar, neto (Nota 3)	13,063,754	15,773,583
Cuentas por cobrar – afiliadas (Nota 17)	-	10,001,606
Inventarios, neto (Nota 4)	19,254,242	19,599,689
Impuesto sobre la renta pagado por anticipado	2,076,247	3,862,174
Gastos pagados por anticipado	930,856	719,798
Total de activos circulantes	36,198,039	55,448,338
Inversiones y adelantos en compañías asociadas (Nota 5)	10,202,827	12,193,543
Inversiones (Nota 6)	7,740,363	2,116,524
Fondo de cesantía	4,019,510	3,328,411
Propiedades, planta y equipos, neto (Notas 7 y 9)	91,269,249	94,397,390
Otros activos (Nota 8)	2,464,609	2,641,850
Total de activos	B/. 151,894,597	B/. 170,126,056
Pasivos y Patrimonio de los Accionistas		
Pasivos circulantes		
Préstamos por pagar (Nota 9)	B/. 11,384,348	B/. 33,884,348
Bonos por pagar (Notas 11 y 12)	-	1,000,000
Cuentas por pagar	13,206,792	11,850,507
Prestaciones y gastos acumulados por pagar	1,533,610	1,440,529
Impuesto sobre la renta por pagar	1,215,818	9,083
Total de pasivos circulantes	27,340,568	48,184,467
Préstamos por pagar, neto de porción circulante (Nota 9)	13,314,782	17,499,130
Documentos por pagar (Nota 10)	3,120,000	-
Impuesto sobre la renta diferido (Nota 13)	4,649,082	4,295,150
Prima de antigüedad e indemnización acumuladas	1,348,783	942,156
Interés de accionistas minoritarios en subsidiaria consolidada (Nota 14)	956,722	948,143
Compromisos y contingencias (Nota 19)		
Patrimonio de los accionistas		
Capital emitido (sin valor nominal; acciones comunes autorizadas: 40,000,000; emitidas: 16,200,000)	51,787,220	51,672,163
Acciones en tesorería: 840,738, al costo	(11,490,489)	(11,490,489)
Utilidades no distribuidas	51,163,639	48,561,348
Fondo de reserva legal	7,970,181	7,779,879
Superávit por revaluación de bienes inmuebles	1,734,109	1,734,109
Total de patrimonio de los accionistas	101,164,660	98,257,010
Total de pasivos y patrimonio de los accionistas	B/. 151,894,597	B/. 170,126,056

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y sus Subsidiarias

Estados Consolidados de Resultados
Por los años terminados el 31 de diciembre de 2003 y 2002

	2003	2002
Ventas netas	B/. 144,289,398	B/. 143,041,263
Costo de ventas	70,742,208	72,181,533
Ganancia bruta en ventas	73,547,190	70,859,730
Gastos de ventas, generales y administrativos (Nota 20)	53,404,191	56,213,122
Ganancia en operaciones	20,142,999	14,646,608
Otros ingresos	383,489	848,083
Alquileres ganados	69,370	205,740
Intereses ganados	169,036	174,179
Dividendos ganados	11,090	7,940
Ganancia en venta de bienes inmuebles	201,708	-
	834,693	1,235,942
Intereses y cargos financieros (Nota 15)	(972,094)	(1,433,349)
Participación en pérdidas de compañías asociadas (Nota 5)	(2,744,975)	(542,097)
Utilidad antes de gastos de reestructuración y otros cargos	17,260,623	13,907,104
Gastos de reestructuración (Nota 21)	2,708,109	5,383,652
Otros cargos	895,916	-
Utilidad antes del impuesto sobre la renta	13,656,598	8,523,452
Impuesto sobre la renta:		
Corriente (Nota 23)	3,013,992	310,235
Diferido (Notas 13 y 23)	353,932	497,554
Total de impuesto sobre la renta	3,367,924	807,789
Utilidad antes de intereses minoritarios	10,288,674	7,715,663
Intereses minoritarios (Nota 14)	(8,579)	(42,290)
Utilidad neta	B/. 10,280,095	B/. 7,673,373
Utilidad neta por acción (Nota 18)	B/. 0.67	B/. 0.50

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y sus Subsidiarias

Estados Consolidados de Cambios en el Patrimonio de los Accionistas
31 de diciembre de 2003 y 2002

	Cantidad de Acciones en Circulación	Capital Emitido	Acciones en Tesorería	Utilidades No Distribuidas	Fondo de Reserva Legal	Superávit por Revaluación de Bienes Inmuebles	Total
Saldo al 1 de enero de 2001	15,359,262	B/.50,536,143	B/.(11,083,221)	B/.50,117,794	B/.7,475,904	B/.1,734,109	B/.98,780,729
Participación en déficit acumulado de subsidiaria no consolidada	-	-	-	(472,476)	-	-	(472,476)
Saldo ajustado al inicio del año	15,359,262	50,536,143	(11,083,221)	49,645,318	7,475,904	1,734,109	98,308,253
Utilidades capitalizadas	-	1,136,020	-	(1,136,020)	-	-	-
Acciones en tesorería	-	-	(407,268)	-	-	-	(407,268)
Utilidad neta	-	-	-	7,673,373	-	-	7,673,373
Transferencia al fondo de reserva legal	-	-	-	(303,975)	303,975	-	-
Dividendos pagados	-	-	-	(7,372,446)	-	-	(7,372,446)
Impuesto complementario	-	-	-	55,098	-	-	55,098
Saldo al 31 de diciembre de 2002	15,359,262	51,672,163	(11,490,489)	48,561,348	7,779,879	1,734,109	98,257,010
Utilidades capitalizadas	-	115,057	-	(115,057)	-	-	-
Utilidad neta	-	-	-	10,280,095	-	-	10,280,095
Transferencia al fondo de reserva legal	-	-	-	(190,302)	190,302	-	-
Dividendos pagados	-	-	-	(7,372,445)	-	-	(7,372,445)
Saldo al 31 de diciembre de 2003	15,359,262	B/.51,787,220	B/.(11,490,489)	B/.51,163,639	B/.7,970,181	B/.1,734,109	B/.101,164,660

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Estados Consolidados de Flujos de Efectivo
31 de diciembre de 2003 y 2002

	2003	2002
Flujos de efectivo de las actividades de operación		
Utilidad antes del impuesto sobre la renta, gasto de reestructuración, otros cargos e intereses minoritarios	B/.17,260,623	B/.13,907,104
Ajustes para conciliar la utilidad antes del impuesto sobre la renta, gasto de reestructuración, otros cargos y participación de intereses minoritarios con el efectivo neto provisto por las actividades de operación:		
Ganancia en venta de bienes inmuebles	(201,708)	-
Depreciación y amortización	9,369,065	9,668,752
Amortización de botellas y cajas (Nota 4)	4,015,450	3,162,550
Amortización de concesiones - préstamos	165,212	167,303
Amortización de plusvalía (Nota 8)	114,526	95,512
Provisión para cuentas incobrables (Nota 3)	510,251	390,000
Intereses ganados	(169,036)	(174,179)
Dividendos ganados	(11,090)	(7,940)
Gasto de intereses	972,094	1,433,349
Participación en pérdidas de compañías asociadas (Nota 5)	2,744,975	542,097
Resultado de las operaciones antes de cambios en el capital de trabajo	34,770,362	29,184,548
Cuentas por cobrar	2,199,578	2,962,200
Inventarios	(3,670,003)	(1,537,671)
Impuesto sobre la renta pagado por anticipado	-	(228,351)
Gastos pagados por anticipado	(211,058)	297,355
Otros activos	(102,500)	135,335
Cuentas por pagar	1,356,286	(9,043,435)
Prestaciones y gastos acumulados por pagar	93,084	(96,684)
Prima de antigüedad e indemnización por pagar	406,627	(89,498)
Impuesto sobre la renta pagado	(21,331)	(1,993)
Flujos de efectivo antes de gastos de reestructuración	34,821,045	21,581,806
Gastos de reestructuración	(2,708,109)	(5,383,652)
Otros cargos	(895,916)	-
Efectivo neto provisto por las actividades de operación	31,217,020	16,198,154

Continúa...

Cervecería Nacional, S. A. y sus Subsidiarias

Estados Consolidados de Flujos de Efectivo - Continuación
Por los años terminados el 31 de diciembre de 2003 y 2002

	2003	2002
Flujos de efectivo de las actividades de inversión		
Fondo de cesantía	B/. (691,099)	B/. (594,445)
Intereses ganados	169,036	174,179
Dividendos ganados	11,090	7,940
Inversiones y adelantos en compañías asociadas	(754,259)	-
Inversiones	(5,623,839)	(254,157)
Adquisición de activo fijo, neto de retiros	(6,039,216)	(3,757,790)
Efectivo neto utilizado en las actividades de inversión	(12,928,287)	(4,424,273)
Flujos de efectivo de las actividades de financiamiento		
Préstamos recibidos	26,700,000	35,200,000
Préstamos a compañías afiliadas	10,001,606	(10,001,606)
Abonos de préstamos por pagar	(53,384,348)	(28,684,349)
Documentos por pagar	3,120,000	-
Pago de bonos	(1,000,000)	-
Intereses pagados	(972,094)	(1,433,349)
Dividendos pagados	(7,372,445)	(7,372,446)
Impuesto complementario	-	(405)
Efectivo neto utilizado en las actividades de financiamiento	(22,907,281)	(12,292,155)
Disminución neta en el efectivo	(4,618,548)	(518,274)
Efectivo al inicio del año	5,491,488	6,157,359
Efectivo al inicio del año de subsidiaria no consolidada	-	(147,597)
Efectivo al final del año	B/. 872,940	B/. 5,491,488

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

File No. 82-4704

A.V./350647

LA PRENSA, miércoles, 10 de marzo de 2004

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

CERVECERIA NACIONAL, S.A.

Por este medio se cita a Asamblea General Ordinaria de Accionistas de Cervecería Nacional, S.A., que tendrá lugar el día miércoles 24 de marzo de 2004, a las 9:00 a.m., en el Salón de los Platillos de la empresa, ubicado en las vías Ricardo J. Alfaro y Simón Bolívar (Transístmica).

El orden del día de la reunión será el siguiente:

1. Verificación del quórum.
2. Lectura y aprobación del acta anterior.
3. Lectura y consideración del informe de gestión de la Administración de la Compañía, correspondiente al ejercicio del año 2003.
4. Presentación de estados financieros consolidados de la Compañía al 31 de diciembre de 2003.
5. Reforma del Pacto Social.
6. Elección de Junta Directiva.
7. Cancelación del registro de la sociedad en la Comisión Nacional de Valores y Bolsa de Valores de Panamá.
8. Proposiciones y varios.

EL SECRETARIO

A.V.35176C

1. Operaciones

Cervecería Nacional, S. A. y sus Subsidiarias se dedican a la fabricación, distribución y venta de cervezas y bebidas gaseosas refrescantes, principalmente para consumo local; además, distribuyen y venden los productos Tampico, Libbys y Nevada. Entre sus principales proveedores están: Vidrios Panameños, S. A., Compañía Azucarera La Estrella, S. A., Malteurop, Cargil Malt, N.V. Boormalt, Arancia Corn Products, S. A. de C.V., Hopsteiner, Inc., Gusmercellulo, Atlantic Industries y Pepsi-Cola Manufacturing Co. of Uruguay S.R.L.

En noviembre del 2002, Capitales y Tenencias, S. A. vendió 1,616 acciones de la sociedad Envases del Istmo, S. A., compañía relacionada que se dedica principalmente a la manufactura de envases de aluminio para cervezas y bebidas gaseosas. Como resultado de esta operación, Capitales y Tenencias, S. A. posee ahora una participación de un 49% en esta Compañía. El estado consolidado de resultados recoge según el método de participación la proporción de los resultados de las operaciones de esta empresa que corresponden a Capitales y Tenencias, S. A.

En enero del 2001, Cervecería Nacional, S. A. constituyó la sociedad Balboa Beer Import Company en el Estado de la Florida. El capital social de la sociedad está representado por un certificado de 10,000 acciones comunes con un valor nominal de B/.1 cada una, emitido a favor de Cervecería Nacional, S. A. La Compañía está organizada para realizar cualquier actividad o negocio permitido bajo las leyes del Estado de la Florida y de los Estados Unidos de Norteamérica. Al 31 de diciembre de 2003, esta Compañía no ha registrado operaciones.

Cervecería Nacional, S. A. y sus Subsidiarias son miembros del Grupo Empresarial Bavaria, el cual ejerce influencia importante en las decisiones administrativas y de operaciones del Grupo y reflejan intereses comunes.

La oficina principal del Grupo se encuentra ubicada en el Edificio de Cervecería Nacional, S. A. en la Vía Ricardo J. Alfaro.

Los estados financieros consolidados fueron autorizados para su emisión por la Administración el 30 de enero de 2004.

2. Resumen de las Políticas de Contabilidad Más Significativas

A continuación se presenta un resumen de las principales políticas contables adoptadas en la preparación de los estados financieros consolidados del Grupo, las cuales reflejan la aplicación de las Normas Internacionales de Información Financiera (NIIF):

Base de Presentación

Los estados financieros consolidados adjuntos han sido preparados de acuerdo con las Normas Internacionales de Información Financiera (NIIF), emitidas por el Consejo de Normas Internacionales de Contabilidad.

Excepto por ciertas propiedades que están registradas de acuerdo a importes de revaluación, los estados financieros consolidados han sido preparados sobre la base del costo histórico.

Las políticas de contabilidad aplicadas por el Grupo son consistentes con aquellas utilizadas el año anterior.

Las cifras del año anterior fueron reclasificadas para adecuarlas a la nueva presentación.

Unidad Monetaria
Los estados financieros consolidados están expresados en Balboas (B/.), unidad monetaria de la República de Panamá, la cual está a la par y es de libre cambio con el Dólar ($) de los Estados Unidos de Norteamérica.

Principios de Consolidación
Los estados financieros consolidados incluyen las cuentas de Cervecería Nacional, S. A. y sus Subsidiarias: Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raíces Pasadena, S. A. y Capitales y Tenencias, S. A., después de la eliminación de todas las cuentas y transacciones significativas entre compañías. Cervecería Nacional, S. A. es dueña 100% de las acciones de Distribuidora Comercial, S. A., Bienes Raíces Pasadena, S. A., Capitales y Tenencias, S. A. y Balboa Beer Import Company y en Refrescos Nacionales, S. A. posee el 98% de participación. Todas las subsidiarias de Cervecería Nacional, S. A. son sociedades anónimas organizadas de acuerdo con las leyes de la República de Panamá y con domicilio en la Ciudad de Panamá, República de Panamá.

El interés minoritario representa el 2% de los intereses de accionistas minoritarios de Refrescos Nacionales, S. A.

Las cuentas y transacciones significativas han sido eliminadas en la consolidación.

Efectivo
El efectivo se presenta en el balance general al costo.

Para propósitos de los estados de flujos de efectivo, el efectivo comprende el efectivo en caja y los depósitos a la vista en bancos.

Cuentas por Cobrar
Las cuentas por cobrar, que generalmente tienen 30-60 días de término, son reconocidas y registradas al monto original de la factura menos la provisión para cuentas incobrables.

La Administración aumenta la provisión para cuentas incobrables en base a la evaluación de las cuentas por cobrar, con cargo a operaciones. Las cuentas que resulten de cobro dudoso en cada período son rebajadas de la provisión.

Inventarios
Los inventarios están registrados al más bajo del costo y su valor neto de realización, usando el método de costo promedio. Se utiliza el costo estándar como técnica para medir el costo de los productos manufacturados por las empresas productoras.

Amortización de Botellas y Cajas
La amortización de botellas y cajas se calcula en base a la producción envasada.

Provisión para Obsolescencia de Inventarios
La Administración aumenta la provisión para obsolescencia de inventarios basados en la evaluación de los inventarios obsoletos con cargo a operaciones. Los inventarios que resulten obsoletos en cada período son rebajados de la provisión.

Inversiones en Asociadas
Las inversiones en compañías asociadas están contabilizadas por el método de participación en el patrimonio. Mediante este método la Compañía reconoce en el estado de resultados su participación en las ganancias y pérdidas de las compañías asociadas tras la fecha de adquisición. En las compañías asociadas el Grupo posee influencia significativa, pero no son subsidiarias ni negocios en conjunto del Grupo.

Inversiones
Las inversiones son inicialmente reconocidas al costo, incluyendo cargos asociados con la adquisición de la inversión.

Después del reconocimiento inicial, las inversiones clasificadas como "mantenidas hasta su vencimiento" son valoradas al costo amortizado menos el deterioro en su valor, de existir. Las inversiones clasificadas como "disponibles para la venta" en acciones de capital que no tienen un mercado independiente y cuyos valores razonables no pueden ser medidos de manera fiable, son reconocidas a su costo, menos el deterioro en su valor, de existir. El adelanto en inversión de la compañía en el exterior está contabilizado al costo, debido a que la Administración no ha determinado a la fecha si mantendrá la misma o será vendida en un futuro próximo.

Propiedades, Planta y Equipos
Las propiedades, planta y equipos están valorados al costo, excepto por ciertas propiedades que están registradas de acuerdo a importes de revaluación. La depreciación se calcula mediante el método de línea recta en base a la vida útil estimada de los siguientes activos: maquinaria y equipo de 3 a 20 años, edificios y mejoras 10 a 40 años, mobiliario y equipo de 3 a 10 años.

Deterioro de Activos a Largo Plazo
Las propiedades, planta y equipos y otros activos a largo plazo son revisados para determinar si existen pérdidas por deterioro cuando eventos o cambios en circunstancias indican que los importes en libros pueden ser no recuperables. Una pérdida por deterioro se reconoce cuando el importe en libros del activo excede a su importe recuperable, que es el mayor entre su precio de venta neto y su valor en uso.

Intangibles

Plusvalía
La plusvalía representa el costo en exceso del valor según libros pagados en la adquisición de United High Tecnology, Inc. y se está amortizando por el método de línea recta en 20 años.

Derecho de Marca
Refrescos Nacionales, S. A. adquirió el 30 de junio de 2001, las marcas del negocio de leche fresca y derivados de Lecherías Unidas, S. A., empresa regional que hasta la fecha de la compra procesaba y mercadeaba productos bajo las marcas "La Chiricana", "Lusita", "Body Koolant", entre otras. La misma se está amortizando por el método de línea recta en un período de veinte años.

Fondo de Jubilación
Cervecería Nacional, S. A. realiza aportes mensuales al fondo de jubilación y aportes extraordinarios periódicamente para cubrir el déficit de las reservas actuariales. Estos aportes extraordinarios se registran a gastos.

Fondo de Cesantía / Prima de Antigüedad e Indemnización Acumuladas
Las leyes laborales obligan a los empleadores a establecer un fondo de cesantía para pagar al trabajador al cesar la relación de trabajo, cualesquiera que sean las causas, la prima de antigüedad e indemnización en casos de despidos injustificados. La Administración cotiza al fondo de cesantía en base al 2.25% del total de los salarios pagados.

Préstamos y Deudas
Todos los préstamos y deudas son inicialmente reconocidos al costo, siendo el valor razonable de la contraprestación recibida e incluyendo los costos de transacción asociados con los préstamos o deudas.

Después del reconocimiento inicial, todos los préstamos y deudas que generan interés, no incluyendo pasivos mantenidos para negociarlos, son subsecuentemente valorados al costo amortizado. El costo amortizado es calculado tomando en consideración cualquier descuento o prima a la fecha de liquidación.

Política de Dividendos
El pago de dividendos lo decide la Junta Directiva de la Compañía anualmente, de acuerdo a las utilidades obtenidas y a las inversiones proyectadas.

Reserva Legal
Mediante asamblea general extraordinaria de accionistas de la Cervecería Nacional, S. A. celebrada el 29 de enero de 1973, se resolvió destinar por lo menos un cinco por ciento de las utilidades netas de la Cervecería Nacional, S. A. a un fondo de reserva.

Acciones de Capital
Las acciones comunes de capital son reconocidas al valor razonable de la contraprestación recibida por el Grupo. Cuando se recompran acciones de capital, el monto pagado es reconocido como un cargo a la inversión de los accionistas y reportado en el balance general como acciones de tesorería.

Uso de Estimaciones
La preparación de los estados financieros consolidados de conformidad con las Normas Internacionales de Información Financiera requiere que la Administración efectúe un número de estimaciones y supuestos relacionados a la presentación de activos, pasivos y la revelación de pasivos contingentes. Los resultados reales pueden diferir de estas estimaciones.

Las estimaciones importantes que son particularmente susceptibles a cambios significativos se relacionan con la determinación de la provisión para cuentas incobrables, obsolescencia de inventarios, prima de antigüedad e indemnización, amortización de la plusvalía y depreciación y amortización de activos fijos.

Valor Razonable de Instrumentos Financieros
El valor razonable estimado es el monto por el cual los instrumentos financieros pueden ser negociados en una transacción común entre las partes interesadas, en condiciones diferentes a una venta forzada o liquidación y es mejor evidenciado mediante cotizaciones de mercado, si existe alguno.

Las estimaciones del valor razonable son efectuadas a una fecha determinada, basadas en estimaciones de mercado y en información sobre los instrumentos financieros. Estos estimados no reflejan cualquier prima o descuento que pueda resultar de la oferta para la venta de un instrumento financiero en particular a una fecha dada. Estas estimaciones son subjetivas por naturaleza, involucran incertidumbre y mucho juicio, por lo tanto, no pueden ser determinadas con exactitud. Cualquier cambio en las suposiciones o criterios puede afectar en forma significativa las estimaciones.

A continuación se presenta un resumen de los supuestos utilizados en la estimación del valor razonable de los instrumentos financieros más importantes del Grupo:

Efectivo
El valor en libros del efectivo, los depósitos a la vista y a corto plazo se aproxima al valor razonable, por su liquidez, y vencimiento a corto plazo.

Cuentas por Cobrar y por Pagar
El valor razonable de las cuentas por cobrar y por pagar se aproxima al valor en libros debido a las condiciones y términos pactados y su vencimiento a corto plazo.

Préstamos Bancarios
El valor razonable de los préstamos bancarios con vencimientos menos a un año, se aproxima a su valor de registro, debido a que mantiene términos y condiciones parecidas a instrumentos de similar naturaleza.

La Administración determinó que no es práctico estimar el valor razonable de los préstamos por pagar con vencimiento a más de un año, debido a su naturaleza a largo plazo. Sin embargo, considera que su valor en libros debe ser similar a los del mercado, ya que mantiene condiciones similares a otros emitidos en la plaza.

Reconocimiento de Ingresos
Los ingresos son reconocidos en función de que los beneficios económicos fluyan hacia el Grupo y los ingresos puedan ser fácilmente medidos. Los siguientes criterios específicos de reconocimiento son cumplidos antes de reconocer el ingreso:

Venta de Mercancía
El ingreso es reconocido cuando los riesgos y beneficios significativos de propiedad de la mercancía han pasado al comprador.

Ingreso por Contrato de Servicio
Los ingresos son reconocidos por referencia a la terminación del trabajo.

Interés
El ingreso es reconocido cuando el interés se devenga tomando en cuenta el rendimiento efectivo sobre el activo.

Arrendamientos
Los arrendamientos donde el arrendador tiene sustancialmente todos los riesgos y beneficios incidentales al contrato de arrendamiento son clasificados como arrendamientos operativos. Pagos al arrendamiento operativo son reconocidos como gastos en el estado de resultados.

Gastos de Intereses
Los intereses son reconocidos como gastos en el período en que se incurren.

Impuesto Sobre la Renta
El impuesto sobre la renta del año comprende tanto el impuesto corriente como el impuesto diferido. El impuesto sobre la renta es reconocido en los resultados de operaciones del período corriente.

El impuesto corriente se refiere al impuesto sobre la renta neta gravable del período, utilizando las tasas vigentes a la fecha del balance general.

El impuesto sobre la renta diferido es calculado con base al método de pasivo, considerando las diferencias temporales entre los valores según libros de los activos y pasivos informados para propósitos financieros y los montos utilizados para propósitos fiscales. El monto de impuesto diferido está basado en la forma de realización de los activos y pasivos, utilizando las tasas de impuesto sobre la renta vigentes a la fecha del balance general.

3. Cuentas por Cobrar, Neto

Las cuentas por cobrar al 31 de diciembre de 2003 y 2002, se resumen a continuación:

	2003	2002
Cuentas por cobrar	B/. 13,403,635	B/. 15,049,059
Provisión para cuentas incobrables	(1,317,228)	(962,246)
	12,086,407	14,086,813
Empleados	37,113	64,247
Otras	940,234	1,622,523
	B/. 13,063,754	B/. 15,773,583

El movimiento de la provisión para cuentas incobrables al 31 de diciembre de 2003 y 2002, se presenta a continuación:

	2003	2002
Saldo al inicio del año	B/. 962,246	B/. 2,061,542
Saldo al inicio del año de subsidiaria no consolidada	-	(22,826)
Saldo ajustado al inicio del año	962,246	2,038,716
Aumento	510,251	390,000
Disminución	(155,269)	(1,466,470)
Saldo al final del año	B/. 1,317,228	B/. 962,246

4. Inventarios, Neto

Los inventarios al 31 de diciembre de 2003 y 2002, se componen de:

	2003	2002
Productos terminados	B/. 4,152,499	B/. 3,218,767
Materia prima	2,410,831	2,700,609
Materiales y suministros, neto	8,870,968	8,673,339
	15,434,298	14,592,715
Botellas y cajas, neto	3,859,944	5,006,974
	19,294,242	19,599,689
Provisión para obsolescencia de inventarios	(40,000)	-
	B/. 19,254,242	B/. 19,599,689

El movimiento de las botellas y cajas al 31 de diciembre de 2003 y 2002, se presenta a continuación:

	2003	2002
Saldo al inicio del año	B/. 5,006,974	B/. 5,566,393
Aumento	2,868,420	2,603,131
Disminución	(4,015,450)	(3,162,550)
Saldo al final del año	B/. 3,859,944	B/. 5,006,974

7. Propiedades, Planta y Equipos, Neto

Las propiedades, planta y equipos al 31 de diciembre de 2003 y 2002 se desglosan a continuación:

	31 de diciembre de 2003				
	Saldo al Inicio del Año	Adiciones	Retiros	Transferencias	Saldo al Final del Año
Activo Fijo					
Maquinaria y equipos	B/.113,780,078	B/. 405,714	B/. 13,196,116	B/. 2,692,199	B/.103,681,875
Edificio	25,914,513	-	233,884	262,098	25,942,727
Terreno	19,388,680	-	77,133	3,834	19,315,381
Mobiliario y equipo	14,116,128	709,743	4,193,480	733,193	11,365,584
	173,199,399	1,115,457	17,700,613	3,691,324	160,305,567
Depreciación y Amortización Acumuladas					
Maquinaria y equipos	63,816,198	6,371,164	12,129,647	12,260	58,069,975
Edificio	6,296,051	693,760	220,181	(82)	6,769,548
Mobiliario y equipo	9,357,505	2,140,853	4,193,414	-	7,304,944
	79,469,754	9,205,777	16,543,242	12,178	72,144,467
Obras en proceso	667,745	5,909,756	-	(3,469,352)	3,108,149
Valor neto	B/. 94,397,390				B/.91,269,249

	31 de diciembre de 2002					
	Saldo al Inicio del Año	Saldo al Inicio de Subsidiaria No Consolidada	Adiciones	Retiros	Transferencias	Saldo al Final del Año
Activo Fijo						
Maquinaria y equipos	B/.132,903,667	B/.(18,500,636)	B/. 940,236	B/.3,861,724	B/.2,298,535	B/.113,780,078
Edificio	27,862,955	(2,203,524)	-	231,750	486,832	25,914,513
Terreno	19,727,621	-	-	27,045	(311,896)	19,388,680
Mobiliario y equipo	12,136,608	(506,809)	586,833	-	1,899,496	14,116,128
	192,630,851	(21,210,969)	1,527,069	4,120,519	4,372,967	173,199,399
Depreciación y Amortización Acumuladas						
Maquinaria y equipos	68,426,784	(7,947,931)	6,992,381	3,407,189	(247,847)	63,816,198
Edificio	7,106,256	(1,201,097)	645,744	161,711	(93,141)	6,296,051
Mobiliario y equipo	7,551,471	(292,797)	2,106,993	-	(8,162)	9,357,505
	83,084,511	(9,441,825)	9,745,118	3,568,900	(349,150)	79,469,754
Obras en proceso	3,673,046	(1,046,378)	2,595,361	9,573	(4,544,711)	667,745
Valor neto	B/.113,219,386					B/. 94,397,390

Propiedades, planta y equipos garantizan obligaciones bancarias.

8. Otros Activos

Los otros activos al 31 de diciembre de 2003 y 2002, se detallan a continuación:

	2003	2002
Plusvalía y derecho de marca	B/.2,290,495	B/.2,290,495
Amortización acumulada	(286,086)	(171,560)
Valor neto	2,004,409	2,118,935
Otros activos	460,200	522,915
	B/.2,464,609	B/.2,641,850

9 Préstamos por Pagar

Los préstamos por pagar al 31 de diciembre de 2003 y 2002, se detallan a continuación:

	Porción Circulante	Porción Largo Plazo	Total 2003	Total 2002
Lloyds TSB Bank PLC	B/. 1,440,000	B/. 1,440,000	B/. 2,880,000	B/. 7,320,000
The Bank of Nova Scotia	3,744,348	11,874,782	15,619,130	21,563,478
Dresdner Bank Lateinamerika, AG	-	-	-	6,500,000
Citibank, NA	-	-	-	3,000,000
Banco Nationale de París, Paribas	1,500,000	-	1,500,000	2,000,000
HSBC Bank, PLC	2,000,000	-	2,000,000	6,200,000
BankBoston, NA	2,700,000	-	2,700,000	4,800,000
	B/.11,384,348	B/.13,314,782	B/.24,699,130	B/.51,383,478

Cervecería Nacional, S. A. tiene líneas de crédito a corto plazo en los siguientes seis bancos: The Bank of Nova Scotia por B/.5,000,000 (2002 - B/.5,000,000), BankBoston, NA por B/.5,000,000 (2002 - B/.6,000,000), Banque Nationale de París, Paribas por B/.7,000,000 (2002 - B/.7,000,000), HSBC Bank USA por B/.10,200,000 (2002 - B/.10,200,000) y Citibank, NA Panamá por B/.3,000,000 (2002 - B/.3,000,000). Al 31 de diciembre de 2003 la porción no utilizada de las líneas de crédito era de B/.23,000,000 (2002 - B/.15,700,000).

The Bank of Nova Scotia concedió en el 2000, crédito a Cervecería Nacional, S. A. hasta la suma de B/.15,000,000 con vencimiento en el 2005. Este préstamo se amortiza en abonos trimestrales de B/.326,087 a capital. El préstamo está garantizado con primera hipoteca y anticresis sobre varias propiedades pertenecientes al Grupo Cervecería Nacional con un valor estimado de mercado no menor de B/.19,000,000 y endoso de póliza de seguro sobre las propiedades hipotecadas a una cobertura del 80% del valor del avalúo.

Lloyds TSB Bank PLC y The Bank of Nova Scotia, en 1998 concedieron crédito a Cervecería Nacional, S. A. hasta la suma de B/.18,000,000, a razón de B/.9,000,000 cada uno con vencimiento en el 2005. Estos préstamos se amortizan en abonos trimestrales de B/.360,000 a cada banco. Los préstamos están garantizados por maquinaria y equipo por valor aproximado de B/.10,146,622, equipo rodante por valor de B/.3,881,810, construcciones en proceso y endoso de póliza de seguro sobre dichos activos. Además, en garantía de estos préstamos Distribuidora Comercial, S. A. y Bienes Raíces Pasadena, S. A. constituyeron primera y segunda hipoteca sobre ciertas fincas de su propiedad.

Los intereses de los préstamos son ajustables periódicamente de acuerdo al costo de los fondos en el mercado financiero local e internacional.

Los intereses pagados por estos financiamientos durante el período 2003, fluctuaron entre Libor más 1.19% y Libor más 3.06%.

10. Documentos por Pagar

Los documentos por pagar por B/.3,120,000 corresponden a tres pagarés de B/.800,000 cada uno y uno de B/.720,000, a una tasa de interés del 6%, todos con vencimiento el 17 de diciembre de 2006.

11. Bonos por Pagar

En 1999, la Comisión Nacional de Valores autorizó a Refrescos Nacionales, S. A. la emisión de bonos agroindustriales por siete millones de Balboas en una sola serie, a una tasa fija anual de 7.5% y vencimiento en el 2003. De los cuales, seis millones se emitieron a Distribuidora Comercial, S. A. y un millón a terceros.

Los intereses que devengaron los bonos se pagaron trimestralmente, específicamente los días 14 de marzo, 14 de junio, 14 de septiembre y 14 de diciembre de cada año hasta su fecha de vencimiento.

Los pagos de capital e intereses los efectuó Primer Banco del Istmo, S. A., como Agente de Pago, Registro y Transferencia, a favor del tenedor registrado de los bonos. La emisión de los bonos estaba respaldada por el crédito general de la Compañía. Estos bonos fueron cancelados en su totalidad en el mes de diciembre del 2003.

12. Compensación de Activos Financieros con Pasivos Financieros

Refrescos Nacionales, S. A. efectuó una emisión de B/.5,000,000 en bonos agroindustriales y ofreció a sus tenedores cancelar los mismos a través de documentos negociables por B/.5,000,000 a su fecha de vencimiento en marzo del 2003. Los documentos negociables mantenían fecha de vencimiento y tasa de interés igual. Esta compensación no representó ganancia ni pérdida para la Compañía y sus tenedores.

13. Impuesto Sobre la Renta Diferido

El impuesto sobre la renta diferido es calculado sobre las diferencias temporales bajo el método del pasivo, utilizando una tasa impositiva de 30% (2002 - 30%).

El movimiento del pasivo por el impuesto sobre la renta diferido al 31 diciembre de 2003 y 2002, es como sigue:

	2003	2002
Saldo al inicio del año	B/. 4,295,150	B/. 3,797,596
Diferencias temporales	353,932	497,554
Saldo al final del año	B/. 4,649,082	B/. 4,295,150

El impuesto sobre la renta diferido al 31 de diciembre de 2003, se relaciona con lo siguiente:

	Depreciación Acelerada	Arrendamientos	Fondo de Cesantía	Total
Saldo al 1 de enero de 2001	B/.3,216,796	B/. 580,800	B/. -	B/.3,797,596
Cargado a la utilidad neta	384,859	112,695	-	497,554
Saldo al 31 de diciembre de 2002	3,601,655	693,495	-	4,295,150
Cargado / (acreditado) a la utilidad neta	392,047	(310,421)	272,306	353,932
Saldo al 31 de diciembre de 2003	B/.3,993,702	B/. 383,074	B/.272,306	B/.4,649,082

14. Interés Minoritario

Al 31 de diciembre de 2003 y 2002, los intereses minoritarios representan la participación del 2% de otros accionistas en Refrescos Nacionales, S. A.

El movimiento del interés minoritario al 31 de diciembre de 2003 y 2002, es como sigue:

	2003	2002
Saldo al inicio del año	B/. 948,143	B/. 3,906,118
Menos saldo al inicio del año de subsidiaria no consolidada	-	(3,000,265)
Participación en utilidad neta de subsidiaria	8,579	42,290
Saldo al final del año	B/. 956,722	B/. 948,143

15. Intereses y Cargos Financieros

Los intereses y cargos financieros al 31 de diciembre de 2003 y 2002, se detallan como sigue:

	2003	2002
Préstamos	B/. 887,364	B/. 1,278,772
Bonos	84,730	86,564
Arrendamiento financiero	-	68,013
	B/. 972,094	B/. 1,433,349

16. Segmentos del Negocio

Para la Administración, la Compañía está organizada en dos divisiones operativas principales: la División de Cervezas y la División de Bebidas, cada una de las cuales está encabezada por un vicepresidente. Estas divisiones constituyen la base de la información por segmentos de la Compañía. El segmento de cervezas se dedica a la fabricación, distribución y venta de cervezas. El segmento de bebidas tiene como principal actividad el procesamiento y distribución de leche, jugos y productos derivados, así como la distribución y venta de bebidas gaseosas refrescantes, principalmente para consumo local. Los otros negocios incluyen la venta de propiedades y alquiler de inmuebles, adicional el manejo de otras inversiones.

Información sobre Segmentos del Negocio - 2003

	Total Consolidado	ELIMINACIONES Dr.	Cr.	T o t a l	Cerveza	Bebidas	Otros Negocios
Ventas a clientes	144,289,398	49,870,224	3,350,000	190,809,622	135,873,308	54,936,314	-
Costo de ventas	70,742,208	1,555,905	50,658,843	119,845,146	86,295,750	33,549,396	-
Ganancia bruta en ventas	73,547,190	51,426,129	54,008,843	70,964,476	49,577,558	21,386,918	-
Gastos de ventas, generales y administrativos	53,404,191	48,679	12,911,276	66,266,788	45,675,235	19,887,229	704,324
Ganancia en operación	20,142,999	51,474,808	66,920,119	4,697,688	3,902,323	1,499,689	(704,324)
Otros ingresos	383,489	11,956,844	-	12,340,333	11,175,140	1,160,186	5,007
Alquileres ganados	69,370	734,520	-	803,890	18,950	3,600	781,340
Intereses ganados	169,036	528,209	-	697,245	656,801	40,354	90
Dividendos ganados	11,090	3,097,896	650	3,108,336	-	6,027	3,102,309
Dividendos ganados entre compañías	-	4,125,011	-	4,125,011	4,125,011	-	-
Ganancia en venta de bienes inmuebles	201,708	-	-	201,708	40,918	90,790	70,000
	834,693	20,442,480	650	21,276,523	16,016,820	1,300,957	3,958,746
Intereses y cargos financieros	(972,094)		528,209	(1,500,303)	(887,364)	(612,939)	-
Participación en pérdidas de compañías asociadas	(2,744,975)	-	-	(2,744,975)	(2,744,975)	-	-
Utilidad antes de gastos de reestructuración y otros cargos	17,260,623	71,917,288	67,448,978	21,728,933	16,286,804	2,187,707	3,254,422
Gastos de reestructuración	2,708,109	-	-	2,708,109	1,443,154	1,264,955	-
Otros cargos	895,916	-	-	895,916	525,837	324,882	45,197
	13,656,598	71,917,288	67,448,978	18,124,908	14,317,813	597,870	3,209,225
Impuesto sobre la renta							
Corriente	3,013,992	-	-	3,013,992	2,746,390	256,610	10,992
Diferido	353,932	-	-	353,932	441,626	(87,694)	-
Total impuesto sobre la renta	3,367,924	-	-	3,367,924	3,188,016	168,916	10,992
Utilidad antes de intereses minoritarios	10,288,674	71,917,288	67,448,978	14,756,984	11,129,797	428,954	3,198,233
Intereses minoritarios	(8,579)	8,579	-	-	-	-	-
Utilidad neta	10,280,095	71,925,867	67,448,978	14,756,984	11,129,797	428,954	3,198,233
Activos por segmentos	151,894,597	4,865,113	64,406,176	211,435,660	141,611,370	48,100,293	21,723,997
Pasivos por segmentos	49,773,215	13,533,659	-	63,306,874	48,558,795	5,168,913	9,579,166
Interés de accionistas minoritarios en subsidiaria consolidada	956,722	1,665,147	2,621,869	-	-	-	-
Patrimonio de los accionistas	101,164,660	129,134,278	82,170,152	148,128,786	107,855,978	28,127,977	12,144,831
Otros gastos no monetarios							
Provisión para cuentas malas	555,449	-	-	555,449	263,380	246,872	45,197
Depreciación y amortización	9,369,065	-	-	9,369,065	5,444,806	3,569,758	354,501
Amortización plusvalía y derecho de marca	114,526	-	-	114,526	-	114,526	-
Amortización de botellas y cajas, neto	4,015,450	-	-	4,015,450	2,424,561	1,590,889	-
Amortización de concesiones y préstamos	165,212	-	-	165,212	27,434	137,778	-
Impuesto sobre la renta diferido	353,932	-	-	353,932	441,626	(87,694)	-
	14,573,634	-	-	14,573,634	8,601,807	5,572,129	399,698

Información sobre Segmentos del Negocio - 2002

	Total Consolidado	ELIMINACIONES Dr.	ELIMINACIONES Cr.	Total	Cerveza	Bebidas	Otros Negocios
Ingresos							
Ventas a clientes	143,041,263	-	-	143,041,263	84,783,922	58,257,341	-
Costo de ventas	72,181,533	299,019	46,318,382	118,200,896	83,826,918	34,373,978	-
Ganancia bruta en ventas	70,859,730	299,019	46,318,382	24,840,367	957,004	23,883,363	-
Gastos de ventas, generales y administrativos	56,213,122	29,666	9,881,101	66,064,557	41,928,807	23,370,699	765,051
Ganancia en operación	14,646,608	328,685	56,199,483	(41,224,190)	(40,971,803)	512,664	(765,051)
Otros ingresos	848,083	7,464,492	-	8,312,575	4,314,889	3,995,378	2,308
Alquileres ganados	205,740	639,240	-	844,980	78,600	-	766,380
Intereses ganados	174,179	741,988	-	916,167	841,376	74,791	-
Dividendos ganados	7,940	3,099,000	-	3,106,940	-	5,293	3,101,647
Dividendos ganados - entre compañías	-	4,506,303	-	4,506,303	4,506,303	-	-
Ganancia en venta de bienes inmuebles	-	-	-	-	-	-	-
	1,235,942	16,451,023	-	17,686,965	9,741,168	4,075,462	3,870,335
Intereses y cargos financieros	(1,433,349)	-	741,988	(2,175,337)	(1,311,047)	(864,290)	-
Participación en pérdidas de compañías asociadas	(542,097)	-	-	(542,097)	(531,838)	(10,259)	-
Utilidad antes de gastos de reestructuración	13,907,104	16,779,708	56,941,471	(26,254,659)	-33,073,520	3,713,577	3,105,284
Gastos de reestructuración	5,383,652	-	-	5,383,652	3,380,603	2,003,049	-
Utilidad antes del impuesto sobre la renta	8,523,452	16,779,708	56,941,471	(31,638,311)	(36,454,123)	1,710,528	3,105,284
Impuesto sobre la renta							
Corriente	310,235	-	-	310,235	281,259	27,437	1,539
Diferido	497,554	-	-	497,554	417,417	80,137	-
Total de impuesto sobre la renta	807,789	-	-	807,789	698,676	107,574	1,539
Utilidad antes de intereses minoritarios	7,715,663	16,779,708	56,941,471	(32,446,100)	(37,152,799)	1,602,954	3,103,745
Intereses minoritarios	(42,290)	42,290	-	-	-	-	-
Utilidad neta	7,673,373	16,821,998	56,941,471	-32,446,100	(37,152,799)	1,602,954	3,103,745
Activos por segmentos	170,126,056	4,935,149	80,761,825	245,952,732	163,850,496	60,002,381	22,099,855
Pasivos por segmentos	70,920,903	30,746,778	351,432	101,316,249	74,888,236	16,377,065	10,050,948
Interés de accionistas minoritarios en subsidiarias consolidadas	948,143	1,665,147	2,613,290	-	-	-	-
Patrimonio de los accionistas	98,257,010	120,091,846	74,660,516	143,688,340	105,400,095	27,187,481	11,100,764
Otros gastos no monetarios							
Provisión para cuentas malas	390,000	-	-	390,000	250,000	140,000	-
Depreciación y amortización	9,668,752	-	-	9,668,752	6,527,905	2,839,333	301,514
Amortización plusvalía y derecho de marca	95,512	-	-	95,512	-	95,512	-
Amortización de botellas y cajas	3,162,550	-	-	3,162,550	1,864,406	1,298,144	-
Amortización de concesiones y préstamos	167,303	-	-	167,303	167,303	-	-
Impuesto sobre la renta diferido	497,554	-	-	497,554	417,417	80,137	-
	13,981,671	-	-	13,981,671	9,227,031	4,453,126	301,514

17. Saldos entre Partes Relacionadas

El detalle de los saldos entre partes relacionadas al 31 de diciembre de 2003 y 2002, es el siguiente:

	2003	2002
En los Balances Generales		
Cuentas por cobrar (pagar)		
Latin Development Corporation	B/. -	B/. 10,007,192
Cervecería Unión, S. A.	-	(5,586)
	B/. -	B/. 10,001,606

18. Utilidad Neta por Acción

El cálculo de la utilidad neta por acción por los años terminados el 31 de diciembre de 2003 y 2002, se presenta a continuación:

	2003	2002
Utilidad neta	B/. 10,280,095	B/. 7,673,373
Número promedio ponderado de acciones	15,359,262	15,359,262
Utilidad neta por acción	B/. 0.67	B/. 0.50

19. Compromisos y Contingencias

Compromisos

Fianzas Solidarias

El 26 de junio de 2002 se firmaron acuerdos de préstamos entre Bavaria, S. A. y la International Finance Corporation (IFC) por un monto total de 318 millones de Dólares, de los cuales Cervecería Nacional, S. A., entre otras subsidiarias de Bavaria, S. A., actúa en calidad de codeudor solidario. Al 31 de diciembre de 2003, la IFC ha hecho efectiva la totalidad de esta facilidad crediticia. Posteriormente, Cervecería Nacional, S.A. y sus Subsidiarias otorgó una garantía solidaria, en conjunto con otras empresas del grupo, a todas las emisiones de Bavaria, S. A. Al 31 de diciembre de 2003, Bavaria, S. A. efectuó una emisión de bonos por un monto total de 500 millones de Dólares.

Contingencias

Procesos por Prácticas Monopolísticas
Cervecería Nacional, S. A., Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raíces Pasadena, S. A., Financiera Pasadena, S. A. y Arrendadora Centroamericana, S. A. tienen demanda civil ordinaria presentada por Dirección y Administración de Empresas, S. A., Cervecería Barú, S. A., Cervecería Panamá, S. A. y Cervecerías Barú-Panamá, S. A. ante el Juzgado Noveno de Circuito de lo Civil del Primer Circuito Judicial de Panamá, por la cantidad de B/.41,468,423.65 más costas, gastos e intereses, por razón de realizar prácticas monopolísticas relativas al celebrar contratos de distribución exclusiva para la reventa de cervezas. En virtud de lo establecido por la Ley 29 de 1996, las demandantes han solicitado que la condena que se establezca sea de tres veces dicho monto.

Adicionalmente, los demandantes solicitaron la acumulación del presente proceso con el de Prácticas Monopolísticas Relativas radicado en el Juzgado Octavo de Circuito (CLICAC –vs- Grupo Económico Cervecería Nacional, S. A.

Mediante Auto No.986 de 18 de septiembre de 2003, se decretó la acumulación de los procesos solicitados por los demandantes. No obstante, la defensa de los demandados interpuso Recurso de Reconsideración contra dicho Auto.

Mediante Auto No.1062 de 8 de octubre de 2003, se rechaza de plano, por improcedente, el Recurso de Reconsideración presentado contra el Auto No.986 (acumulación de procesos). En ese sentido, la CLICAC presentó escrito solicitando la unificación de los Apoderados de Cervecería Nacional, S. A. A la fecha, la defensa de los demandados, no ha presentado escrito de oposición.

Se fijó como fecha para la celebración de la Audiencia Preliminar el día 1 de junio de 2004 a las 8:00 a.m.

De acuerdo a consultas realizadas a los asesores legales de Cervecería Nacional, S. A., éstos consideran que existen grandes probabilidades de que no se acceda a lo pedido y, por lo tanto, se absuelva a la Compañía de los cargos presentados en su contra. Al 31 de diciembre de 2003, la Compañía no ha acumulado reserva alguna para hacer frente a esta contingencia.

Proceso Acumulado con el Anterior
DEMANDANTE: Comisión de Libre Competencia y Asuntos del Consumidor (CLICAC).

DEMANDADO: Cervecería Nacional, S. A., Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raíces Pasadena, S. A., Financiera Pasadena, S. A. y Arrendadora Centroamericana, S. A.

JUZGADO: El proceso se ventila en el Juzgado Octavo del Circuito de lo Civil del Primer Circuito Judicial de Panamá.

RESUMEN: Cervecerías Barú-Panamá, S. A. y otras empresas afiliadas, presentaron en agosto del 2000 una denuncia ante CLICAC por la supuesta comisión de prácticas monopolísticas relativas al celebrar contratos de distribución exclusiva para la reventa de cervezas. La investigación la concluyó el 31 de diciembre de 2002 y procedió en esa misma fecha, a presentar demanda con el fin de que se declarase que las empresas demandadas han realizado las violaciones de ley investigadas. No se solicita condena por perjuicios a cargo de las demandadas.

En este sentido, la CLICAC presentó un escrito solicitando la unificación de los Apoderados de Cervecería Nacional, S. A. El 21 de enero de 2004 presentamos escrito de oposición a la unificación solicitada.

Se fijó como fecha para la celebración de la audiencia preliminar el día 1 de junio de 2004 a las 8:00 a.m.

Proceso por Responsabilidad Civil

Un empleado que laboró con Distribuidora Comercial, S. A., demandó a Distribuidora Comercial, S. A. y Cervecería Nacional, S. A. por la suma de B/.350,000. El proceso penal en su contra terminó con un sobreseimiento provisional dictado en su favor.

Actualmente, se encuentra en espera de que el Juez decida qué pruebas fueron admitidas y cuáles rechazadas y que fije fecha para su práctica. A la fecha, se han presentado reiterados impulsos procesales.

En este proceso judicial, Distribuidora Comercial, S. A., ha presentado demanda de reconvención (contrademanda) en contra del empleado para que se le condene a pagar a Distribuidora Comercial, S. A. la suma de B/.30,000 por la temeridad de su demanda.

Al 31 de diciembre de 2003, la Compañía no ha acumulado reserva alguna para hacer frente a esta contingencia.

20. Gastos de Venta, Generales y Administrativos

Un detalle de los gastos de venta, generales y administrativos al 31 de diciembre de 2003 y 2002, se presenta a continuación:

	2003	2002
Salarios y otras remuneraciones	B/. 12,575,754	B/. 15,898,169
Dietas de directores	161,513	145,255
Gastos de franquicia	181	70,065
Convención colectiva	601,860	759,488
Prestaciones laborales	2,548,649	3,081,039
Servicios profesionales	1,073,214	1,310,769
Servicios especiales	3,403,153	1,272,164
Servicios de escolta	371,430	483,520
Depreciación y amortización	6,032,128	6,351,306
Propaganda y promociones	9,373,746	9,225,509
Becas, seminarios, cuotas y convenciones	385,472	353,445
Gastos de viaje	291,551	329,962
Alquileres	164,069	566,542
Materiales, papelería y útiles de oficina	515,842	656,618
Seguros	722,787	981,701
Impuestos	744,472	680,756
Comunicaciones	530,150	650,172
Contribuciones y donaciones	110,085	98,322
Reparación, mantenimiento, gasolina, aceite y otros	3,050,973	2,468,407
Mantenimiento de equipo tecnológico	435,877	452,299
Gasto de acarreo	3,252,161	2,784,130
Energía eléctrica y consumo de agua	625,642	461,329
Alimentación y transporte de empleados	859,327	1,230,294
Aseo y limpieza	408,371	392,023
Almacenaje, carga y flete	45,323	141,864
Combustible, aceite y aditivos	1,342,329	1,418,116
Producto dañado, cambios y roturas	1,507,161	1,438,319
Plan vehicular	650,785	760,482
Cuentas malas	510,251	390,000
Gastos bancarios	84,204	124,568
Otros gastos	1,025,731	1,236,489
	B/. 53,404,191	B/. 56,213,122

21. Gastos de Reestructuración

Los gastos de reestructuración corresponden principalmente a indemnizaciones y primas pagadas a los empleados que fueron liquidados como parte del proceso de reestructuración operativa del Grupo.

22. Régimen de Incentivos Industriales

Las empresas manufactureras se acogen al régimen de incentivos para el fomento y desarrollo de la industria nacional y de las exportaciones, previsto en la Ley 3 del 20 de marzo de 1986. La inscripción del Grupo en el Registro Oficial de la Industria Nacional tiene distintas fechas de vencimiento que van hasta el año 2009.

El Grupo tiene los siguientes incentivos fiscales:

a) Impuesto de importación del 3% sobre maquinaria, equipo, partes y accesorios, materia prima, productos semi-elaborados, envases, combustibles y lubricantes que entren en la composición y proceso de elaboración de sus productos.

b) Exoneración del impuesto sobre la renta de las ganancias provenientes de las exportaciones de sus productos y sobre las utilidades netas reinvertidas para la expansión de la capacidad de la planta o para producir artículos nuevos, en la parte que esta reinversión sea superior al veinte por ciento de la renta gravable.

c) Régimen especial de arrastre de pérdidas para efectos del pago del impuesto sobre la renta. Las pérdidas sufridas durante cualquier año de operación, dentro de la vigencia del Registro Oficial, podrán deducirse de la renta gravable en los tres años inmediatamente posteriores al año en que se produjeron.

23. Gasto de Impuesto Sobre la Renta

El gasto de impuesto sobre la renta al 31 de diciembre de 2003 y 2002, es el siguiente:

	2003	2002
Impuesto corriente	B/. 3,013,992	B/. 310,235
Impuesto diferido	353,932	497,554
	B/. 3,367,924	B/. 807,789

Los componentes principales del gasto del impuesto sobre la renta al 31 de diciembre de 2003 y 2002, se detallan a continuación:

	2003	**2002**
Impuesto calculado a la tasa de 30% (2002 - 30%)	B/. 4,096,979	B/.2,557,036
Ingresos no gravables, gastos no deducibles y otros, neto	(142,657)	(1,643,724)
Beneficio por reinversión en activos fijos	(586,398)	-
Beneficio por arrastre de pérdida	-	(105,523)
Impuesto sobre la renta	B/. 3,367,924	B/. 807,789

24. Fondo de Jubilación

El fideicomiso del Plan de Jubilación y Ahorro es para las compañías Cervecería Nacional, S. A., Distribuidora Comercial, S. A. y Bienes Raíces Pasadena, S. A. y está constituido de acuerdo a las leyes de la República de Panamá, aprobado por la Caja de Seguro Social y la Dirección General de Ingresos del Ministerio de Economía y Finanzas.

Este Plan tiene como propósito garantizar a los empleados de la Cervecería Nacional, S. A., Distribuidora Comercial, S. A. y Bienes Raíces Pasadena, S. A. el pago de una prestación en dinero al producirse su retiro de las empresas por razón de la edad, ya sea normal o anticipado, o por invalidez.

Este Plan de Jubilación lo obtendrá todo empleado que se retire del servicio activo de la Compañía y que reúna los siguientes requisitos:

- Haber ingresado a la Compañía antes del 1° de julio de 1991.
- Ser empleado de la Compañía al momento del retiro por vejez.
- Haber servido a la Compañía un mínimo de diez años continuos.
- Tener cumplida la edad de retiro establecida por la Caja de Seguro Social
- Ser jubilado por la Caja de Seguro Social.

A partir del 1° de julio de 1991, los empleados dentro del Plan de Jubilación reciben el pago de sus prestaciones por retiro normal en base a una suma global una sola vez, cuyo monto será equivalente al producto de multiplicar el salario base de prestación anualizado por el 5% y por el número de años de servicios que tenga el empleado al momento del retiro.

25. Administración del Riesgo de Instrumentos Financieros

Riesgo de Crédito
El Grupo no tiene una concentración significativa de riesgo de crédito. El Grupo tiene políticas que aseguran que las ventas de productos son efectuadas a clientes con un historial de crédito apropiado, limitan el importe de crédito a cada cliente y las cuentas por cobrar son monitoriadas periódicamente, estos factores entre otros, dan por resultado que la exposición del Grupo a cuentas incobrables no es significativa.

Riesgo de Liquidez
El riesgo de liquidez es el riesgo que el Grupo encuentre dificultades para obtener los fondos para cumplir compromisos asociados con los instrumentos financieros.

La Administración mantiene adecuados niveles de efectivo en banco, instrumentos de alta liquidez y la disponibilidad de fondos mediante líneas de créditos pre-aprobadas.

Riesgo de Tasa de Interés
La exposición del Grupo a los riesgos del mercado por cambios en la tasa de interés está relacionada principalmente a la obligación a largo plazo en bonos del Grupo.

La política del Grupo es la de administrar el costo de los intereses de sus obligaciones utilizando una tasa variable, más un margen prudente adicional sobre dicha tasa.

5. Inversiones y Adelantos en Compañías Asociadas

El resumen de las inversiones y adelantos en compañías asociadas al 31 de diciembre de 2003 y 2002, se desglosa a continuación:

	2003	2002
Inversiones		
Saldo al inicio del año	B/. 10,701,885	B/. 6,281,918
Aumento	754,259	4,419,967
Saldo al final del año	11,456,144	10,701,885
Participación en las Utilidades No Distribuidas		
Saldo al inicio del año	1,491,658	3,373,047
Saldo al inicio del año de subsidiaria no consolidada	-	(1,339,292)
Ajuste a la participación de años anteriores	-	(239,417)
Menos estimación para posibles pérdidas	(2,000,000)	-
Participación en las pérdidas del año	(744,975)	(302,680)
Saldo al final del año	(1,253,317)	1,491,658
	B/. 10,202,827	B/. 12,193,543

Las compañías en el cual el Grupo tiene una participación son: Arrendadora Centroamericana, S. A. 50%, Envases del Istmo, S. A. 49.42%, Industria Nacional de Plásticos, S. A. 32.01% y Metalforma, S. A. 15.85%.

6. Inversiones

Las inversiones al 31 de diciembre de 2003 y 2002, se resumen a continuación:

	2003	2002
Mantenidas hasta su vencimiento		
Bonos:		
Bonos de empresas privadas	B/. -	B/. 50,000
Bonos del Estado	85,978	89,978
	85,978	139,978
Disponibles para la venta:		
Acciones de compañías nacionales y otros	1,384,385	1,399,622
Certificados de Poder Cancelatorio	-	576,924
Adelanto a inversión en compañía en el extranjero	6,270,000	-
	B/. 7,740,363	B/. 2,116,524

Cervecería Nacional, S. A. y sus Subsidiarias

Consolidación del Balance General
31 de diciembre de 2003

		Total Consolidado		ELIMINACIONES Dr.		Cr.
Activos						
Activos circulantes						
Efectivo	B/.	872,940	B/.	-	B/.	-
Cuentas por cobrar, neto		13,063,754		-		-
Cuentas por cobrar - afiliadas		-		-		13,269,
Inventarios, neto		19,254,242		321,337		893,
Impuesto sobre la renta pagado por anticipado		2,076,247		-		-
Gastos pagados por anticipado		930,856		-		-
Total de activos circulantes		36,198,039		321,337		14,162,
Activos no circulantes						
Inversión en subsidiarias		-		-		50,036,1
Inversiones y adelantos en compañías asociadas		10,202,827		-		-
Inversiones		7,740,363		-		-
Fondo de cesantía		4,019,510		-		-
Propiedades, planta y equipos, neto		91,269,249		3,783,281		74,5
Otros activos		2,464,609		760,495		133,0
		115,696,558		4,543,776		50,243,8
Total de activos	B/.	151,894,597	B/.	4,865,113	B/.	64,406.1
Pasivos y Patrimonio de los Accionistas						
Pasivos circulantes						
Préstamos por pagar	B/.	11,384,348	B/.	-	B/.	-
Bonos por pagar		-		-		-
Cuentas por pagar		13,206,792		-		-
Dividendos y cuentas por pagar - afiliadas		-		13,246,694		-
Prestaciones y gastos acumulados por pagar		1,533,610		-		-
Impuesto sobre la renta por pagar		1,215,818		-		-
Total de pasivos circulantes		27,340,568		13,246,694		-
Pasivos no circulantes						
Préstamos por pagar, neto de porción circulante		13,314,782		-		-
Documentos por pagar		3,120,000		-		-
Impuesto sobre la renta diferido		4,649,082		286,965		-
Prima de antiguedad e indemnización acumuladas		1,348,783		-		-
		49,773,215		13,533,659		-
Interés de accionistas minoritarios en subsidiaria consolidada		956,722		1,665,147		2,621,86
Patrimonio de los Accionistas						
Capital pagado		40,296,731		56,075,683		-
Utilidades no distribuidas		51,163,639		73,058,595		82,170,15
Fondo de reserva legal		7,970,181		-		-
Superávit por revaluación de bienes inmuebles		1,734,109		-		-
Total de patrimonio de los accionistas		101,164,660		129,134,278		82,170,15
Total de pasivos y patrimonio de los accionistas	B/.	151,894,597	B/.	144,333,084	B/.	84,792,021

Total	Cervecería Nacional, S. A.	Distribuidora Comercial, S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.
B/. 872,940	B/. 143,103	B/. 343,189	B/. -	B/. 386,648	B/. -
13,063,754	869,124	5,383,170	19,523	6,791,937	-
13,269,012	-	12,602,437	77,640	-	588,935
19,826,213	10,598,664	3,041,417	315	6,185,817	-
2,076,247	1,259,611	-	118,964	697,672	-
930,856	374,958	133,424	-	422,474	-
50,039,022	13,245,460	21,503,637	216,442	14,484,548	588,935
50,036,193	49,746,402	289,791	-	-	-
10,202,827	9,714,353	-	-	231,982	256,492
7,740,363	6,322,998	36,000	293,268	383,703	704,394
4,019,510	1,507,486	1,321,620	-	1,190,404	-
87,560,546	41,442,130	12,113,526	19,660,446	14,344,444	-
1,837,199	-	171,421	4,020	1,661,758	-
161,396,638	108,733,369	13,932,358	19,957,734	17,812,291	960,886
B/. 211,435,660	B/. 121,978,829	B/. 35,435,995	B/. 20,174,176	B/. 32,296,839	B/. 1,549,821
B/. 11,384,348	B/. 11,384,348	B/. -	B/. -	B/. -	B/. -
-	-	-	-	-	-
13,206,792	9,351,033	1,944,555	13,706	1,897,498	-
13,246,694	2,614,890	77,640	9,557,696	996,468	-
1,533,610	898,848	249,913	7,764	377,085	-
1,215,818	-	983,539	-	232,279	-
40,587,262	24,249,119	3,255,647	9,579,166	3,503,330	-
13,314,782	13,314,782	-	-	-	-
3,120,000	3,120,000	-	-	-	-
4,936,047	4,347,649	315,255	-	273,143	-
1,348,783	808,845	147,549	-	392,389	-
63,306,874	45,840,395	3,718,451	9,579,166	4,168,862	-
-	-	-	-	-	-
96,372,414	40,586,521	16,880,987	9,065,677	28,289,408	1,549,821
42,052,082	27,581,732	14,836,557	(204,776)	(161,431)	-
7,970,181	7,970,181	-	-	-	-
1,734,109	-	-	1,734,109	-	-
148,128,786	76,138,434	31,717,544	10,595,010	28,127,977	1,549,821
B/. 211,435,660	B/. 121,978,829	B/. 35,435,995	B/. 20,174,176	B/. 32,296,839	B/. 1,549,821

Cervecería Nacional, S. A. y sus Subsidiarias

Consolidación del Estado de Resultados y Utilidades No Distribuidas
Año terminado el 31 de diciembre de 2003

	Total Consolidado	ELIMINACIONES Dr.	ELIMINACIONES Cr.
Ventas netas	B/. 144,289,398	B/. 49,870,224	B/. 3,350,
Costo de ventas	70,742,208	1,555,905	50,658,
Ganancia bruta en ventas	73,547,190	51,426,129	54,008,
Gastos de ventas, generales y administrativos	53,404,191	48,679	12,911,2
Ganancia en operaciones	20,142,999	51,474,808	66,920,1
Otros ingresos	383,489	11,956,844	-
Alquileres ganados	69,370	734,520	-
Intereses ganados	169,036	528,209	-
Dividendos ganados	11,090	3,097,896	6
Dividendos ganados - entre compañías	-	4,125,011	-
Ganancia en venta de bienes inmuebles	201,708	-	-
	834,693	20,442,480	6
Utilidad bruta en ventas	20,977,692	71,917,288	66,920,7
Intereses y cargos financieros	(972,094)	-	528,2
Participación en pérdidas de compañías asociadas	(2,744,975)	-	-
Utilidad antes de gastos de reestructuración y otros cargos	17,260,623	71,917,288	67,448,9
Gastos de reestructuración	2,708,109	-	-
Otros cargos	895,916	-	-
Utilidad antes del impuesto sobre la renta	13,656,598	71,917,288	67,448,9
Impuesto sobre la renta			
Corriente	3,013,992	-	-
Diferido	353,932	-	-
Total de impuesto sobre la renta	3,367,924	-	-
Utilidad antes de intereses minoritarios	10,288,674	71,917,288	67,448,9
Intereses minoritarios	(8,579)	8,579	-
Utilidad neta	10,280,095	71,925,867	67,448,9
Utilidades no distribuidas al inicio del año	48,561,348	1,132,728	10,596,8
Utilidades capitalizadas	(115,057)	-	232,1
Transferencia al fondo de reserva legal	(190,302)	-	-
Dividendos pagados	(7,372,445)	-	3,892,2
Utilidades no distribuidas al final del año	B/. 51,163,639	B/. 73,058,595	B/. 82,170,1

	Total	Cervecería Nacional, S. A.	Distribuidora Comercial S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.
	B/. 190,809,622	B/. 46,742,546	B/. 89,130,762	B/. -	B/. 54,936,314	B/. -
	119,845,146	22,123,028	64,172,722	-	33,549,396	-
	70,964,476	24,619,518	24,958,040	-	21,386,918	-
	66,266,788	20,157,161	25,518,074	704,324	19,887,229	-
	4,697,688	4,462,357	(560,034)	(704,324)	1,499,689	-
	12,340,333	228,257	10,946,883	5,007	1,160,186	-
	803,890	-	18,950	781,340	3,600	-
	697,245	74,927	581,874	90	40,354	-
	3,108,336	-	-	-	6,027	3,102,309
	4,125,011	4,110,031	14,980	-	-	-
	201,708	(165,853)	206,771	70,000	90,790	-
	21,276,523	4,247,362	11,769,458	856,437	1,300,957	3,102,309
	25,974,211	8,709,719	11,209,424	152,113	2,800,646	3,102,309
	(1,500,303)	(887,364)	-	-	(612,939)	-
	(2,744,975)	(2,744,975)	-	-	-	-
	21,728,933	5,077,380	11,209,424	152,113	2,187,707	3,102,309
	2,708,109	372,874	1,070,280	-	1,264,955	-
	895,916	397,432	128,405	45,197	324,882	-
	18,124,908	4,307,074	10,010,739	106,916	597,870	3,102,309
	3,013,992	76,175	2,670,215	10,992	256,610	-
	353,932	429,360	12,266	-	(87,694)	-
	3,367,924	505,535	2,682,481	10,992	168,916	-
	14,756,984	3,801,539	7,328,258	95,924	428,954	3,102,309
	-	-	-	-	-	-
	14,756,984	3,801,539	7,328,258	95,924	428,954	3,102,309
	39,097,263	31,472,977	8,319,981	(298,904)	(396,791)	-
	(347,182)	(115,057)	(36,735)	(1,796)	(193,594)	-
	(190,302)	(190,302)	-	-	-	-
	(11,264,681)	(7,387,425)	(774,947)	-	-	(3,102,309)
	B/. 42,052,082	B/. 27,581,732	B/. 14,836,557	B/. (204,776)	B/. (161,431)	B/. -